JR
JR-CENTRAL

CENTRAL JAPAN RAILWAY COMPANY
JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395

December 27, 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
<u>Rule 12g3-2(b) Exemption File No. 082-34904</u>

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda of Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

dw 1/4

CENTRAL JAPAN RAILWAY COMPANY

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 高橋伸方

Name: Nobumasa Takahashi
Title: Manager
Stock Section
Administration Department

Enclosures

営業基盤 JR CENTRAL'S OPERATIONS

JR JR-CENTRAL

営業路線図 Route Map


猪谷 Inotani
塩尻 Shiojiri
辰野 Tatsuno
高山本線 Takayama
中央本線 Chuo
美濃赤坂 Mino-Akasaka
美濃太田 Mino-Ota
大垣 Ogaki
岐阜 Gifu
太多線 Taita
甲府 Kofu
多治見 Tajimi
飯田線 Iida
身延線 Minobu
品川 Shinagawa
東京 Tokyo
米原 Maibara
名古屋 Nagoya
京都 Kyoto
関西本線 Kansai
大府 Obu
御殿場線 Gotemba
新横浜 Shin-Yokohama
亀山 Kameyama
武豊線 Taketoyo
富士 Fuji
国府津 Kozu
新大阪 Shin-Osaka
名松線 Meisho
武豊 Taketoyo
豊橋 Toyohashi
東海道本線 Tokaido
沼津 Numazu
熱海 Atami
伊勢奥津 Ise-Okitsu
松阪 Matsusaka
静岡 Shizuoka
多気 Taki
参宮線 Sangu
紀勢本線 Kisei
鳥羽 Toba
東海道新幹線 Tokaido Shinkansen
新宮 Shingu

営業キロ Operating Kilometers

東海道新幹線 Tokaido Shinkansen		552.6 km
在来線 Conventional Railway	東海道本線 Tokaido Line	360.1 km
	御殿場線 Gotemba Line	60.2 km
	身延線 Minobu Line	88.4 km
	飯田線 Iida Line	195.7 km
	武豊線 Taketoyo Line	19.3 km
	高山本線 Takayama Line	189.2 km
	中央本線 Chuo Line	174.8 km
	太多線 Taita Line	17.8 km
	関西本線 Kansai Line	59.9 km
	紀勢本線 Kisei Line	180.2 km
	名松線 Meisho Line	43.5 km
	参宮線 Sangu Line	29.1 km
	在来線計 Subtotal	1,418.2 km
合計 Total		**1,970.8 km**

複線化率
Double and Multi-Tracked Section
55.1% (1,086.8 km)

電化率
Electrified Section
75.7% (1,491.7 km)

CTC化率
Centralized Traffic Control
97.5% (1,922.3 km)

自動信号化率
Automatic Signaling System
97.8% (1,927.3 km)

当社エリアデータ Market Area Data

人口分布図 Population Distribution


58.5%
当社マーケットエリア
JR Central's Market Area
東海道新幹線
Tokaido Shinkansen

県別総生産 Prefectural GDP


63.6%
当社マーケットエリア
JR Central's Market Area
30兆円以上 Over ¥30 trillion
10兆円以上、30兆円未満 ¥10 trillion-¥30 trillion
5兆円以上、10兆円未満 ¥5 trillion-¥10 trillion
5兆円未満 Under ¥5 trillion

注　当社マーケットエリアは以下の都府県を対象として計算
東京都、神奈川県、千葉県、埼玉県、茨城県、静岡県、山梨県、長野県、愛知県、三重県、岐阜県、滋賀県、大阪府、京都府、兵庫県、奈良県

出典　人口：総務省自治行政局「住民基本台帳人口要覧」(平成17(2005)年3月末データ)
県内総生産：内閣府経済社会総合研究所「県民経済計算年報」(平成15(2003)年度データ)

Note: JR Central's market area includes the following prefectures: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Shizuoka, Yamanashi, Nagano, Aichi, Mie, Gifu, Shiga, Osaka, Kyoto, Hyogo, Nara

Sources: Population - *Residential Register* (Data: End of March 2005), Local Administrative Bureau, Ministry of Public Management, Home Affairs, Posts and Telecommunications
GDP - *Annual Report on Prefectural Accounts* (Data: FY 2004.3), Economic and Social Research Institute, Cabinet Office, Government of Japan

乗車人員ベスト10駅 Top 10 Stations in terms of Number of Passengers

(単位：千人　平成17(2005)年度1日平均)
(thousand passengers, daily average of FY 2006.3)


0
20
40
60
80
100
120
140
160
180
200
名古屋 Nagoya 188
東京 Tokyo 92
新大阪 Shin-Osaka 64
静岡 Shizuoka 60
金山 Kanayama 51
浜松 Hamamatsu 37
京都 Kyoto 31
三島 Mishima 30
高蔵寺 Kozoji 29
岐阜 Gifu 28

注　東京駅・京都駅・新大阪駅については新幹線のみの乗車人員
Note: The figures for Tokyo, Kyoto and Shin-Osaka Stations indicate Shinkansen passengers only

東海道新幹線輸送人キロとGDPの推移 TOKAIDO SHINKANSEN PASSENGER-KILOMETERS AND JAPAN'S GDP



(億人キロ 100 million passenger-kilometers)
(兆円 ¥ trillion)
国鉄
Japanese National Railways (JNR)
JR東海
Central Japan Railway Company
500
450
400
350
300
250
200
600
500
400
300
200
100
0
(100) 315
324
332
338
351
367
378
(126) 396
423
441
467
478
483
478
469
480
494
493
487
490
504
500
506
517
526
(172) 543
(100) 287
286
285
292
292
306
310
(112) 321
363
374
413
418
407
405
389
398
410
411
394
389
397
406
396
403
416
(153) 438
427
昭和55年度 (1980) 1981.3
56年度 (1981) 1982.3
57年度 (1982) 1983.3
58年度 (1983) 1984.3
59年度 (1984) 1985.3
60年度 (1985) 1986.3
61年度 (1986) 1987.3
62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度(予想) (2006) 2007.3 (forecast)
輸送人キロ(国鉄) Passenger-kilometers (JNR)
輸送人キロ(JR東海) Passenger-kilometers (JR Central)
GDP (実質) GDP (Real)

注　( ) 内は昭和55(1980)年度を100とした場合の指数
(平成6(1994)年以降は連鎖方式(2000暦年基準)による正式系列を使用)
出典 「国民経済計算年報」(内閣府経済社会総合研究所)

Note: ( ) index, FY 1981.3=100
From 1994: Using Reference Series based on Chain-Linked Method - (based year 2000)
Source: GDP — *Annual Report on National Accounts*, published by the Economic and Social Research Institute, Cabinet Office, Government of Japan

東海道新幹線の特徴 CHARACTERISTICS OF THE TOKAIDO SHINKANSEN

JR-CENTRAL

安全 Safety

開業以来、列車事故等による人身事故は皆無
No passenger fatalities and injuries in over 40 years since operations commenced

安全関連設備への継続的投資
Continuous safety-related investments

人材教育・訓練による安全意識・技能の向上
Highly-skilled personnel with safety awareness through comprehensive training

正確 Punctuality

平均遅延時分 0.6分／列車(平成18 (2006) 年3月期) Average delay 0.6 min/train (FY 2006.3)

高速 Rapidity

最高速度 270km/h Maximum speed of 270 km/h

東京～新大阪間(552.6km) 2時間30分(最速列車による到達時間)
2 hour 30 minutes between Tokyo and Shin-Osaka Stations (Based on the travel time of the westbound fastest Shinkansen train at the time)

高頻度 Frequency

列車本数 301本／日(平成18 (2006) 年4月現在(臨時列車を除く)) 301 regular departures daily (as of April 2006)

供給力 Volume

1日あたり輸送能力：約28万人(新幹線) … 約4万人(航空) (東京～大阪間 平成18 (2006) 年7月現在)
Daily passenger capacity: Approx. 280 thousand for Shinkansen vs. approx. 40 thousand for airlines (between Tokyo and Osaka, as of July 2006)

座席数：約1,300席／列車 Approx. 1,300 seats/train

輸送人員：393千人／日、144百万人／年(平成18 (2006) 年3月期)
Passenger Ridership: 393 thousand passengers/day, 144 million passengers/year (FY 2006.3)

環境適合性 Environmental Suitability

高いエネルギー効率、少ないCO_2排出量(東海道新幹線(700系「のぞみ」)の消費エネルギーは航空機(B777-200)の約6分の1、CO_2排出量は約10分の1)
High energy efficiency and low CO_2 emissions: Approx. one-sixth energy consumption and one-tenth CO_2 emissions of airplanes (*)
(*) Comparison between Series 700 "*Nozomi*" and B777-200, in the case of carrying one seat between Tokyo and Osaka

快適性 Comfort

広い車内空間、静かな車内 Spacious interior and quiet ride

航空輸送サービスとの比較 Comparison with Airline Transportation Services

(平成18 (2006) 年7月現在 As of July 2006)

東京～(営業キロ) Between Tokyo and …		大阪 (552.6 km) Osaka(552.6 km)	岡山 (732.9 km) Okayama(732.9 km)	広島 (894.2 km) Hiroshima(894.2 km)	福岡 (1,174.9 km) Fukuoka(1,174.9 km)
移動時間 Travel Time	新幹線 Shinkansen	2時間30分 2 hr 30 min	3時間17分 3 hr 17 min	3時間52分 3 hr 52 min	4時間55分 4 hr 55 min
	航空 Airlines	1時間(約2時間30分) 1 hr (About 2 hr 30 min)	1時間10分(約3時間) 1 hr 10 min (About 3 hr)	1時間20分(約3時間10分) 1 hr 20 min (About 3 hr 10 min)	1時間30分(約2時間40分) 1 hr 30 min (About 2 hr 40 min)
発車・離陸数/日 Departures per day	新幹線 Shinkansen	234	118	74	58
	航空 Airlines	108	18	30	92

注 1.移動時間は最速列車または最速便による
2.(—)は市中から空港までのアクセス時間等を含む
Notes: 1.Travel times is in case of the fastest service
2.Travel times in parentheses include transfer and access times from airports to city centers

マーケットシェア Market Share


JR東海
JR Central
JR西日本
JR West
東京
Tokyo
名古屋
Nagoya
大阪
Osaka
岡山
Okayama
広島
Hiroshima
博多
Hakata
鉄道 Railway
航空 Airlines
東京圏～名古屋圏
63千人/日
Tokyo Area–Nagoya Area
63 thousand passengers/day
Approx. 100%
東京圏～大阪圏
117千人/日
Tokyo Area–Osaka Area
117 thousand passengers/day
80%
20%
東京圏～岡山
7千人/日
Tokyo Area–Okayama Prefecture
7 thousand passengers/day
59%
41%
東京圏～広島
13千人/日
Tokyo Area–Hiroshima Prefecture
13 thousand passengers/day
51%
49%
東京圏～福岡
26千人/日
Tokyo Area–Fukuoka Prefecture
26 thousand passengers/day
9%
91%

注 1.マーケットシェア：「旅客地域流動調査」(平成16 (2004) 年度)における府県相互間旅客輸送人員数による
平成17 (2005) 年度の鉄道のマーケットシェア(当社試算)：
東京圏～名古屋圏：約100% 東京圏～大阪圏：80%
2.東京圏：東京都、神奈川県、千葉県、埼玉県、茨城県
名古屋圏：愛知県、三重県、岐阜県
大阪圏：大阪府、京都府、兵庫県、奈良県

Notes: 1. Market share is the percentage of all railway and airline services based on the inter-prefectural data of the *Inter-Regional Passenger Mobility Survey* (FY 2005.3), published by the Ministry of Land, Infrastructure and Transportation
Railway market share of FY 2006.3 is as follows according to our own estimate
Tokyo Area～Nagoya Area: Approx. 100% Tokyo Area～Osaka Area: 80%
2. Tokyo Area: Tokyo, Kanagawa, Chiba, Saitama, Ibaraki
Nagoya Area: Aichi, Mie, Gifu
Osaka Area: Osaka, Kyoto, Hyogo, Nara

東海道新幹線の競争力強化① STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ①

JR CENTRAL

■当面の施策 Key Measures

	～平成17(2005)年度 ～FY 2005	平成18(2006)年度 FY 2006	平成19(2007)年度 FY 2007	平成20(2008)年度 FY 2008	平成21(2009)年度 FY 2009
航空の動向 Airline Industry related					
	■平成18(2006)年2月 Feb.2006 神戸空港開港 Opening of Kobe Airport ■平成18(2006)年3月 Mar.2006 北九州空港開港 Opening of Kita-Kyushu Airport		■平成19(2007)年 2007 関空2期供用開始 Start of phase Ⅱ service at Kansai Airport (addition of a runway)		■平成21(2009)年 2009 羽田空港発着枠拡大 Expansion of arrival/departure slots at Haneda Airport (addition of a runway)
当社の施策 Company Measures					
輸送・サービス関連 Transport/Service	■平成17(2005)年3月 Mar.2005 「のぞみ」8本ダイヤ導入 Introduction of eight-"Nozomi" Timetable ■平成17(2005)年12月 Dec.2005 EX予約新神戸延伸 "Express Reservation" Service extended to Shin-Kobe ■平成17(2005)年12月 Dec.2005 EX予約グリーンプログラム導入 Introduction of "Express Reservation Green Program" ■平成18(2006)年3月 Mar.2006 新ATC使用開始 Deployment of New ATC	■平成18(2006)年3月 Mar.2006 直通「のぞみ」の利便性を一層高めるダイヤ導入 Introduction of timetable improving convenience of "Nozomi" between Tokyo/Yokohama and Sanyo areas ■平成18(2006)年7月 July 2006 EX予約山陽拡大 Expansion of "Express Reservation" Service to Sanyo area ■平成18(2006)年秋 Fall 2006 名古屋地区在来線ICサービス開始 Introduction of "TOICA" IC card service in Nagoya area	■平成19(2007)年夏 Summer 2007 N700系営業運転開始 Start of the Series N700 commercial operation → ■平成19(2007)年度 FY2007 EX予約ICサービス開始 Introduction of "Express Reservation" IC card service ■平成19(2007)年度 FY2007 静岡地区在来線ICサービス開始 Introduction of "TOICA" IC card service in Shizuoka area	○N700系の集中投入 Concentrated introduction of the Series N700 ○N700系を他輸送機関に対し圧倒的に優位にする最適ダイヤの策定 Planning optimum train timetable to ensure that the Series N700 proves far superior to other means of transportation →	■未定 To be decided 新大阪駅改良完了 Completion of the improvement plans for Shin-Osaka Station
地震対策関連 Earthquake Countermeasures	■平成17(2005)年8月 Aug.2005 テラス供用開始 Introduction of "Tokaido shinkansen EaRthquake Rapid Alarm System (TERRA-S)"		■平成19(2007)年9月 Sep.2007 地震防災システム機能改良 Functional upgrade to Earthquake Disaster Prevention System	■平成20(2008)年度末 End of FY2008 新幹線高架橋柱耐震補強概ね完了(せん断破壊先行型対策17,600本、東海地震想定地震波形対策2,000本) Quake-resistant reinforcement of elevated track columns almost completed (17,600 columns for column sharing and 2,000 columns for the distinctive wave patterns of the predicted Tokai Earthquake)	■平成21(2009)年度 FY2009 鉄筋コンクリート橋脚耐震補強完了(1,150基) Quake-resistant reinforcement of rebar bridge piers completed (1,150 piers in total)
駅リニューアル関連 Station Renewal	■平成17(2005)年3月 Mar.2005 名古屋駅(出札等) Nagoya Station (ticket counters, etc.) ■平成17(2005)年3月 Mar.2005 新大阪駅 Shin-Osaka Station ■平成18(2006)年3月 Mar.2006 岐阜羽島駅 Gifu-Hashima Station	■平成19(2007)年春 Spring 2007 京都駅 Kyoto Station	■平成19(2007)年夏 Summer 2007 静岡駅 Shizuoka Station ■平成19(2007)年秋 Autumn 2007 浜松駅 Hamamatsu Station ■平成20(2007)年春 Spring 2008 三島駅 Mishima Station	■平成20(2008)年 2008 新横浜駅 Shin-Yokohama Station ■平成21(2009)年春 Spring 2009 名古屋駅(コンコース等) Nagoya Station (concourse, etc.) ■平成20(2008)年度末 End of FY2008 米原駅 Maibara Station	■平成24(2012)年春 Spring 2012 東京駅 Tokyo Station

■平成15(2003)年10月の抜本的ダイヤ改正 October, 2003 Drastic Timetable Revision

①全列車270km/h運転化により、「ひかり」中心から「のぞみ」中心のダイヤに

Replaced "*Hikari*"-centered timetable with "*Nozomi*"-centered timetable under which all trains operate at max. 270km/h

◎1時間あたりの「のぞみ」の最大本数を3本から7本に

Increased the maximum "*Nozomi*" hourly departures from three to seven (in each direction)

■平成17(2005)年3月のダイヤ改正 March, 2005 Timetable Revision

①1時間あたり「のぞみ」本数を最大7本から8本に増発

Increased the maximum "*Nozomi*" hourly departures to eight

②東海道・山陽新幹線を直通する「のぞみ」の利便性を向上

Improved convenience of "*Nozomi*" that operates between Tokyo/Yokohama and Sanyo areas

◎東京～新神戸・岡山の「のぞみ」を毎時3本化

Increased "*Nozomi*" hourly departures connecting Tokyo and Shin-Kobe or Okayama to three

■平成18(2006)年3月のダイヤ改正 March, 2006 Timetable Revision

①東海道・山陽新幹線を直通する「のぞみ」の利便性をさらに向上

Further improved the convenience of "*Nozomi*" that operates between Tokyo/Yokohama and Sanyo areas -

◎東京～博多の「のぞみ」を毎時2本化(33本/日→52本/日)

Increased the hourly departures of "*Nozomi*" connecting Tokyo and Hakata to two (33 departures/day → 52departures/day)

◎東京～広島の「のぞみ」を朝夕毎時3本化(63本/日→68本/日)

Increased the hourly departures of "*Nozomi*" connecting Tokyo and Hiroshima to three in morning/evening hours (63 departures/day → 68departures/day)

②全列車の禁煙車両を拡大(禁煙車の割合は69%から75%に)

Increased nonsmoking cars on all trains (Percentage of nonsmoking cars has increased from 69% to 75%)

東海道新幹線の競争力強化② STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ②

■N700系の導入 Introduction of the Series N700

特徴(ハード面) Features (on Hardware Side)

①最高速度：東海道区間270km/h、山陽区間300km/h
Maximum speed : 270km/h on the Tokaido section, 300km/h on the Sanyo section

②省エネ化：電力消費量は700系に比較して19%の省エネルギー化
Energy efficiency : Reducing energy consumption by 19% compared with the Series 700

特徴(ソフト面) Features (on Software Side)

①IT機能向上：パソコン利用の利便性向上(背面テーブル大型化・電源コンセント大幅増設)、高速走行中でも安定したインターネット接続環境の実現(東海道区間、平成21(2009)年春～)
IT-related service : Improving environment for PC use by enlarging seat-back tables and significantly increasing the number of electric outlets, while ensuring a stable and reliable Internet usage during high-speed operation (on the Tokaido section, scheduled for Spring 2009)

②快適性向上：全座席禁煙化、喫煙ルーム設置(6箇所)
Improvements in comfort : Rendering all seats nonsmoking and establishing smoking rooms (six locations)

③乗り心地向上：高性能セミアクティブ制振制御装置搭載、新型シート採用等
Improvements in riding comfort : Installing an advanced semi-active vibration control system and introducing new types of seats, etc.

■N700系シート Seats of the Series N700


スライド式背面テーブル
Sliding seat-back tables
モバイル用コンセント
Outlet for mobile devices

■駅・車内でのインターネット接続
Internet Connection in the Series N700 (and at Stations)


インターネット Internet
駅 At Stations
LCX
列車無線
(デジタル化)
Degitalized
Train Radio

投入計画 Plans for Introduction

	平成19(2007)年度 FY 2007	平成20(2008)年度 FY 2008	平成21(2009)年度 FY 2009	計 Total
投入編成数 Number of units to be introduced	15	16	11	42

①平成19(2007)年年夏、営業運転開始
Scheduled to be introduced in Summer 2007

②平成19(2007)年度から、東海道・山陽区間を直通運転する「のぞみ」に順次投入し、平成21(2009)年度にはすべての直通運転する「のぞみ」に投入する予定
Gradually introduced on "*Nozomi*" operating between Tokaido and Sanyo areas from FY2007 (By FY2009, each "*Nozomi*" that operates between Tokaido and Sanyo areas will use the Series N700)

③平成22(2010)年度以降も引き続き投入する計画
Planning continuous introduction from FY 2010

■「エクスプレス予約」 "Express Reservation" Service

①平成13(2001)年9月サービス開始、ビジネス客を中心としたヘビーユーザーの利便性を向上
Introduced in Sep. 2001 to further capture business/heavy users

②携帯電話やパソコンを通じて東海道新幹線の指定席の予約、変更が可能
Enables customers to make or change reservations via Internet browsers of mobile phones and PCs

③平成18(2006)年7月22日より東海道・山陽新幹線全駅で利用可能に(同日、J-WESTカードでの取扱開始)
Expanding the service area to include both Tokaido and Sanyo Shinkansen on July 22nd, 2006 (on the same date, enabling the members of "J-WEST card" issued by JR West to use the service)

④平成20(2008)年3月期中に、きっぷの受取も不要とする「エクスプレス予約ICサービス」を導入予定
Plans to introduce IC card services allowing ticket-less service in FY 2008.3

■「エクスプレス予約」実績の推移
"Express Reservation" Service


(千人 Thousands)
(千件/日 Thousands/days)
500
400
300
200
100
0
50
40
30
20
10
0
130
2
220
14
310
20
480
29
平成15 (2003)年 3月 2003.3
平成16 (2004)年 3月 2004.3
平成17 (2005)年 3月 2005.3
平成18 (2006)年 3月 2006.3
会員数 Membership
利用件数(平日1日平均) Usage (Daily average on weekdays)

■JR東海「50+(フィフティ・プラス)」 "JR Central 50+"

①平成15(2003)年10月サービス開始、高齢化社会の到来を踏まえ50歳以上の会員を組織化
Introduced in Oct. 2003 to capture growing segment of customers 50 years of age and older

②東海道新幹線の供給力増大を最大限に活用し、リーズナブルな旅行商品を提案
Offering reasonably-priced tour packages to make the maximum use of increased capacity of the Tokaido Shinkansen

③京都をはじめとして、東京、奈良、伊勢、大阪、神戸、九州商品の充実を図る
Offering attractive tour packages featuring Kyoto, Tokyo, Nara, Ise, Osaka, Kobe and Kyushu

■「50+(フィフティ・プラス)」実績の推移
"JR Central 50+"


(千人 Thousands)
(千人 Thousands)
500
400
300
200
100
0
250
200
150
100
50
0
190
33
240
54
300
100
370
210
平成16 (2004)年 3月 2004.3
平成16 (2004)年 9月 2004.9
平成17 (2005)年 3月 2005.3
平成18 (2006)年 3月 2006.3
会員数 Membership
ツアー参加者数累計 Accumulated tour participants

東海道新幹線の競争力強化③ STRENGTHENING THE COMPETITIVENESS OF THE TOKAIDO SHINKANSEN ③

JR-CENTRAL

■競争力強化のプロセス Processes of Enhancing Competitiveness

年 Year	輸送関連 Transportation service	年 Year	営業・サービス関連 Sales, campaign and other customer service
昭和62(1987)年 1987	東海旅客鉄道株式会社 発足 JR Central is established.		
		昭和62(1987)年 1987	「シンデレラエクスプレス」キャンペーン実施 The "Cinderella Express" campaign begins, targeting young people.
昭和63(1988)年 1988	東海道新幹線速度向上の検討を開始 Examination on improving the Tokaido Shinkansen speed begins.	昭和63(1988)年 1988	「おとどけ端末」のサービス開始 The service of "Otodoke ticketing system" begins for corporate customers, enabling them to receive tickets in their offices. 「クリスマスエクスプレス」キャンペーン実施 The "Christmas Express" campaign begins, targeting young people.
平成元(1989)年 1989	東海道新幹線輸送力増強の検討を開始 Examination on enhancing the transportation capacity of the Tokaido Shinkansen begins.	平成元(1989)年 1989	東海道新幹線の車内文字ニュース提供開始 A scrolling news headline display service begins via electronic notice boards on the Tokaido Shinkansen. 「JR東海エクスプレスカード」のサービスを開始 JR Tokai Express Card service begins for individual customers, enabling them to book reserved seats by telephone.
平成2(1990)年 1990	300系試験車両の走行試験開始 Test runs on the Series 300 pre-mass production trainset begin.	平成2(1990)年 1990	(株)ジェイアール東海ツアーズが営業を開始 JR Tokai Tours is established. 「ぷらっとこだま」発売開始 Sales of "PLAT Kodama" discounted travel package begins.
平成3(1991)年 1991	300系走行試験で国内最高速度(当時)325.7km/hを達成 The Series 300 pre-mass production trainset achieves a domestic maximum speed (at the time) of 325.7 km/h.		
平成4(1992)年 1992	「のぞみ(300系)」の営業運転を開始、営業運転時の最高時速270kmを実現 "Nozomi" (the Series 300) begins commercial operation. A maximum speed of 270 km/h is achieved in commercial operation.		
平成5(1993)年 1993	「のぞみ」の1時間1本運転を開始 "Nozomi" begins operating at an interval of one train per every one hour.	平成5(1993)年 1993	「京都・奈良キャンペーン」開始 The "Kyoto-Nara" campaign begins, targeting tourists.
平成7(1995)年 1995	300X試験車両による走行試験を開始 Test runs on the 300X experimental rolling stock begin.		
平成8(1996)年 1996	300X試験車両が走行試験で国内最高の443.0km/hを記録 The 300X experimental rolling stock achieves a domestic maximum speed (at the time) of 443.0 km/h.		
平成9(1997)年 1997	東海道新幹線品川駅工事に着工 Construction on the Shinagawa Shinkansen Station begins. 700系試験車両による走行試験を開始 Test runs on the Series 700 pre-mass production trainset begin.	平成9(1997)年 1997	新幹線自動券売機(ATV)および新幹線自動改札機の導入を開始 Introduction of automatic ticket vendors and automatic ticket gates begins.
平成11(1999)年 1999	700系の営業運転を開始 The Series 700 begins commercial operation.	平成11(1999)年 1999	「新幹線ビジネスきっぷ」発売開始 Sales of the "Shinkansen Business multi-trip tickets" begins.
		平成12(2000)年 2000	「クリスマスエクスプレス2000」キャンペーン実施 The "Christmas Express 2000" campaign begins, targeting young people.
平成13(2001)年 2001	「のぞみ」の30分間隔運転を開始 "Nozomi" begins operating at 30 minute intervals.	平成13(2001)年 2001	「エクスプレス予約」サービス開始 The "Express Reservation" service begins, enabling customers to make or change reservations via Internet browsers of mobile phones and PCs.
平成15(2003)年 2003	東海道新幹線品川駅開業 The Shinagawa Shinkansen Station opens. 東海道新幹線の全列車の最高速度を270km/h化 The maximum speed of 270km/h for all Tokaido Shinkansen trainsets is attained. 抜本的なダイヤ改正(1時間あたり最大で「のぞみ」7本) A drastic timetable revision is implemented (maximum seven "Nozomi" hourly departures).	平成15(2003)年 2003	「のぞみ」指定席特急料金の値下げ・「のぞみ」自由席の設定 Along with lowered surcharges for "Nozomi", non-reserved seats are introduced with the same surcharges as those of "Hikari" and "Kodama" non-reserved seats. 「エクスプレス予約」による「e特急券」の値下げ The surcharge of "e-express" tickets through the "Express Reservation" service is reduced to be lower than that of a regular non-reserved seat. 「新幹線回数券」の発売開始 Sales of the "Shinkansen multi-trip tickets" begins. JR東海「50+(フィフティ・プラス)」を発足 A membership-based travelers' service "JR Central 50+" begins, targeting the growing segment of customers 50 years of age and older. 「Ambitious Japan!」キャンペーン実施 The "Ambitious Japan!" campaign begins, targeting business users.
		平成16(2004)年 2004	「東海道新幹線40周年」キャンペーン実施 The "Tokaido Shinkansen 40th Anniversary" campaign begins.
平成17(2005)年 2005	1時間あたり最大で「のぞみ」8本のダイヤ改正 A timetable revision is implemented (maximum eight "Nozomi" hourly departures). N700系試験車両による走行試験を開始 Test runs on the Series N700 pre-mass production trainset begin.	平成17(2005)年 2005	「愛知万博」キャンペーン実施 The "Expo 2005 Aichi" campaign begins. 「エクスプレス予約グリーンプログラム」サービス開始 The "Express Reservation Green Program" begins, a system under which customers can use Green Car (First Class Car) seats of "Nozomi" at the same prices as those of "Nozomi" regular reserved seats, once they have collected a certain number of points. JR西日本とも協調して山陽、九州等の各方面へのキャンペーンを実施 Tourist campaigns for various areas such as Sanyo or Kyushu begin, in cooperation with JR West.
平成18(2006)年 2006	東海道・山陽新幹線を直通する「のぞみ」の利便性をさらに向上するダイヤ改正 A timetable revision is implemented (further improving the convenience of "Nozomi" that operates between Tokyo/Yokohama and Sanyo areas). 東海道新幹線21世紀対策本部の設置 The Tokaido Shinkansen 21st Century Division is established with the aim of thoroughly investigating policies for comprehensively enhancing the Tokaido Shinkansen from a long-term perspective.	平成18(2006)年 2006	「エクスプレス予約」サービスの区間を東海道・山陽新幹線全線へ拡大 The "Express Reservation" service is expanded to cover all Tokaido and Sanyo Shinkansen stations (Tokyo-Hakata), enabling passengers holding the "J-WEST card (Express)" issued by JR West to use the service as well.

新幹線輸送 PERFORMANCE OF THE TOKAIDO SHINKANSEN

JR CENTRAL

■東海道新幹線の列車本数および利用状況（1日当たり） Daily Departures and Passenger Volume


(本/日 trains/day)
(千人/日-上下計 thousand passengers/day)
400
300
200
100
0
200
150
100
50
0
昭和62年度 (1987) 1987.4
63年度 (1988) 1988.4
平成元年度 (1989) 1989.4
2年度 (1990) 1990.4
3年度 (1991) 1991.4
4年度 (1992) 1992.4
5年度 (1993) 1993.4
6年度 (1994) 1994.4
7年度 (1995) 1995.4
8年度 (1996) 1996.4
9年度 (1997) 1997.4
10年度 (1998) 1998.4
11年度 (1999) 1999.4
12年度 (2000) 2000.4
13年度 (2001) 2001.4
14年度 (2002) 2002.4
15年度 (2003) 2003.4
16年度 (2004) 2004.4
17年度 (2005) 2005.4
18年度 (2006) 2006.4
235 239 251 263 278 288 282 282 282 283 283 285 285 285 285 287 287 291 295 301
4 34 34 34 34 34 45 51 51 53 75 75 137 149 156
144 146 158 170 182 188 162 162 163 164 164 155 147 147 145 125 125 146 65 64
91 93 93 93 96 96 86 86 85 85 85 85 87 87 87 87 87 89 81 81
143 160 172 185 185 181 179 174 178 184 185 179 176 179 184 180 187 198 210
3 23 24 27 31 35 38 41 45 55 62 103 158
52 55 58 64 65 64 63 62 61 62 61 59 58 58 59 59 57 56 55
のぞみ "Nozomi"
ひかり "Hikari"
こだま "Kodama"
のぞみ・ひかり利用状況(小田原〜静岡) "Nozomi" and "Hikari" Passenger Volume (Odawara–Shizuoka)
内のぞみ利用状況(小田原〜静岡) "Nozomi" Passenger Volume (Odawara–Shizuoka)
こだま利用状況(新横浜〜小田原) "Kodama" Passenger Volume (Shin-Yokohama–Odawara)

注　列車本数は各年度初の設定本数(臨時列車を除く)、利用状況は各年度平均の断面輸送量
Note: Departures shown are as of the beginning of each month; passenger volume is the average over the following each term

■「のぞみ」による到達時間の短縮 Reduced Travel Time by "Nozomi"


東京−名古屋 Tokyo–Nagoya
1:49
1:38 (△11)
東京−新大阪 Tokyo–Shin-Osaka
2:52
2:30 (△22)
東京−岡山 Tokyo–Okayama
3:49
3:17 (△32)
東京−広島 Tokyo–Hiroshima
4:35
3:52 (△43)
東京−博多 Tokyo–Hakata
5:57
4:55 (△62)
0:00 1:00 2:00 3:00 4:00 5:00 6:00 (時間 hours)
昭和62(1987)年4月(ひかり) As of April 1987 (Hikari)
平成18(2006)年3月(のぞみ) As of March 2006 (Nozomi)
※( )内は短縮時間
( ): Travel time reduction

注　いずれも下り最速列車による到達時間
Note: Based on the travel times of the westbound fastest Shinkansen train at the time

■東海道新幹線車両数の比較 Number of Tokaido Shinkansen Rolling Stock by Type


0系 Series 0
100系 Series 100 〈最高速度：220km/h〉 (Maximum Speed: 220km/h)
昭和62(1987)年4月 April 1987
91
7
98編成(100) Total:98
平成18(2006)年3月 March 2006
61
60
1
122編成(124) Total:122
300系 Series 300 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)
700系 Series 700 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)
N700系 Series N700 〈最高速度：270km/h〉 (Maximum Speed: 270km/h)

注　1. 保留車を含み検査用車両を除く
2. ( )内は昭和62(1987)年4月を100とした場合の指数
Notes: 1. Including retained trains and excluding inspection trains
2. ( ) index, April 1987=100

在来線輸送 PERFORMANCE OF CONVENTIONAL RAILWAY

JR CENTRAL

■在来線の列車本数および利用状況(1日当たり) Daily Departures and Passenger Volume

□普通列車 Local Trains


(本/日 trains/day)
(千人-上下計 1日平均 thousand passengers, daily average)
2,200
2,000
1,800
1,600
1,400
1,200
600
500
400
300
200
100
0
321 (100)
337
386
415
444
458
470
468
471
482
483
476
479
493
495
500
502
498
513 (160)
1,314 (100)
1,459
1,592
1,698
1,817
1,806
1,809
1,803
1,806
1,825
1,825
1,844
1,845
1,973
1,977
1,961
1,961
1,973
1,983
1,970 (150)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3
列車本数 Departures
普通列車利用状況 Local Train Passenger Volume

□特急列車等 Express Trains


(本/日 trains/day)
(千人-上下計 1日平均 thousand passengers, daily average)
250
200
150
100
50
0
30
20
10
0
24 (100)
24
25
26
27
27
25
23
23
23
23
21
20
19
18
18
17
16
17 (69)
114 (100)
126
132
130
132
134
134
134
130
136
136
136
136
136
130
128
128
122
118
114 (100)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3
列車本数 Departures
特急列車等利用状況 Express Train Passenger Volume

注 1.列車本数は各年度初の設定本数(臨時列車を除く)、利用状況は各年度平均の断面輸送量
2.( )内は昭和62(1987)年度を100とした場合の指数

Notes: 1. Departures of regular services shown are as of the beginning of each term; passenger volume is the average over each term.
2.( ): index, FY 1988.3=100

■主要都市間到達時間 Reduced Travel Times in Intercity Transportation


(ワイドビュー)しなの
名古屋→長野(251km)
(Wide-View) Shinano
Nagoya→Nagano
3:09
2:43 (△26)
(ワイドビュー)ひだ
名古屋→高山(167km)
(Wide-View) Hida
Nagoya→Takayama
2:50
2:09 (△41)
(ワイドビュー)南紀
名古屋→紀伊勝浦(224km)
(Wide-View) Nanki
Nagoya→Kii-Katsuura
4:13
3:24 (△49)
(ワイドビュー)ふじかわ
静岡→甲府(122km)
(Wide-View) Fujikawa
Shizuoka→Kōfu
2:34
2:10 (△24)
0:00 0:30 1:00 1:30 2:00 2:30 3:00 3:30 4:00 4:30 (時間 hours)
昭和62(1987)年4月 As of April 1987
平成18(2006)年3月 As of March 2006
※( )は短縮時間
( ):Travel time reduction

注 最速列車による到達時間(臨時列車を除く)

Note: Based on the travel times of the fastest trains at the time (excluding extra trains)

■名古屋都市圏到達時間 Reduced Travel Times in Nagoya Metropolitan Area


東海道本線
豊橋→名古屋(72km)
Tokaido Line
Toyohashi→Nagoya
0:58
0:45 (△13)
東海道本線
岐阜→名古屋(30km)
Tokaido Line
Gifu→Nagoya
0:22
0:18 (△4)
中央本線
多治見→名古屋(36km)
Chuo Line
Tajimi→Nagoya
0:36
0:34 (△2)
関西本線
四日市→名古屋(37km)
Kansai Line
Yokkaichi→Nagoya
0:43
0:33 (△10)
0:00 0:10 0:20 0:30 0:40 0:50 1:00 1:10 1:20 (時間 hours)
昭和62(1987)年4月 As of April 1987
平成18(2006)年3月 As of March 2006
※( )は短縮時間
( ):Travel time reduction

注 最速列車による到達時間(臨時列車を除く)

Note: Based on the travel times of the fastest trains at the time (excluding extra trains)

■在来線の車両数の比較 Number of Rolling Stock by Type


昭和62(1987)年4月
April 1987
1,007
218
1,225両(100)
Total:1,225
平成18(2006)年3月
March 2006
410
656
65
165
1,296両(106)
Total:1,296
電車(承継) Electric Rail Cars
電車(新型) New Electric Rail Cars
気動車(承継) Diesel Rail Cars
気動車(新型) New Diesel Rail Cars

注 1.保留車を含み、客車を除く
2.( )内は昭和62(1987)年4月を100とした場合の指数

Notes: 1. Including retained trains and excluding coaches
2.( ): index, 1987.4=100

鉄道の環境優位性と更なる向上への取組み ENVIRONMENTAL CONSERVATION ACTIVITIES

JR-CENTRAL

□ 東京～大阪間の運行におけるCO₂排出量の比較
Comparison of CO_2 Emissions from operation between Tokyo and Osaka


東海道新幹線
(700系「のぞみ」)
Tokaido Shinkansen
(Series 700 "Nozomi")
基準 basis
(4.8kg-CO2/座席 4.8kg-CO2/Seat)
約10倍
10 times
航空機 (B777-200)
Aircraft
(B777-200)
(48.4kg-CO2/座席 48.4kg-CO2/Seat)

注　1座席あたりのCO₂排出量の比較
Note: Comparison of CO_2 emissions from carrying one seat

□ 東海道新幹線車種別電力消費量の比較
Energy Consumption Levels of Tokaido Shinkansen Trains


0系 (220km/h)
Series 0 (220km/h)
基準 basis
100
300系 (270km/h)
Series 300 (270km/h)
91
700系 (270km/h)
Series 700 (270km/h)
84
N700系 (270km/h)
Series N700 (270km/h)
68

注　東京～新大阪間のシミュレーション（最高速度で走行した場合）
Note: Simulated between Tokyo and Shin-Osaka (if traveling at maximum speed)

□ 在来線車種別エネルギー消費量の比較
Energy Consumption Levels of Conventional Railway Trains

【在来線電車の車種別電力消費量の比較 Energy Consumption Levels of Conventional Railway Electric Trains】


従来型車両
Conventional type
基準 basis
100
新型省エネ型車両
New energy-saving type
62

注　名古屋～中津川を従来型車両は113系、省エネ型車両は211系で走行したときのシミュレーション
Note: Based on simulated test runs of the Series 113 for conventional type and the Series 211 for new energy-saving type from Nagoya to Nakatsugawa

【在来線気動車の車種別軽油消費量の比較 Energy Consumption Levels of Conventional Railway Diesel-Powered Trains】


従来エンジン搭載車
With conventional engine
基準 basis
100
新型エンジン搭載車
With new energy-saving engine
71

注　キハ40系に新・旧エンジンを搭載して走行した場合の実績
Note: Based on runs of the Series 40 boarded with conventional and new energy-saving engines

□ 東海道新幹線の省エネ型車両の導入推移 Introduction of New Energy-Saving Type (Tokaido Shinkansen)


(編成数 Units)
150
120
90
60
30
0
平成2年度 (1990) 1991.3: 1, 52, 65
3年度 (1991) 1992.3: 5, 57, 61
4年度 (1992) 1993.3: 15, 57, 54
5年度 (1993) 1994.3: 21, 57, 46
6年度 (1994) 1995.3: 27, 57, 41
7年度 (1995) 1996.3: 36, 57, 33
8年度 (1996) 1997.3: 45, 53, 24
9年度 (1997) 1998.3: 1, 57, 50, 15
10年度 (1998) 1999.3: 6, 61, 50, 16
11年度 (1999) 2000.3: 11, 61, 47
12年度 (2000) 2001.3: 24, 61, 37
13年度 (2001) 2002.3: 37, 61, 25
14年度 (2002) 2003.3: 48, 61, 12
15年度 (2003) 2004.3: 54, 61
16年度 (2004) 2005.3: 1, 60, 61
17年度 (2005) 2006.3: 1, 60, 61
0系 Series 0
100系 Series 100
300系 Series 300
700系 Series 700
N700系 Series N700

注　数値は各年度末時点の編成数（保留車を含み検査用車両を除く）
Note: The figures are as of the end of each term (including retained trains and excluding inspection trains)

□ 在来線の省エネ型車両の導入推移 Introduction of New Energy-Saving Type (Conventional Railway)


(両 vehicles)
1,500
1,200
900
600
300
0
平成2年度 (1990) 1991.3: 440, 988
3年度 (1991) 1992.3: 465, 936
4年度 (1992) 1993.3: 469, 919
5年度 (1993) 1994.3: 481, 918
6年度 (1994) 1995.3: 490, 877
7年度 (1995) 1996.3: 542, 850
8年度 (1996) 1997.3: 626, 748
9年度 (1997) 1998.3: 639, 733
10年度 (1998) 1999.3: 775, 698
11年度 (1999) 2000.3: 881, 517
12年度 (2000) 2001.3: 887, 480
13年度 (2001) 2002.3: 885, 432
14年度 (2002) 2003.3: 885, 426
15年度 (2003) 2004.3: 885, 426
16年度 (2004) 2005.3: 885, 425
17年度 (2005) 2006.3: 888, 408
省エネ型車両 New Energy-Saving Type
従来型車両 Conventional Type

注　数値は各年度末時点の車両数（保留車を含み客車を除く）
Note: The figures are as of the end of each term (including retained trains and excluding coaches)

超電導リニア開発 SUPERCONDUCTING MAGLEV

JR-CENTRAL

■山梨リニア実験線 Yamanashi Maglev Test Line


一般区間
The remaining section
先行区間
The priority section
一般区間
The remaining section
実験センター
Yamanashi Maglev Test Center
計画中
Extention is being studied
車両基地
Train Depo
変電所
Substation
計画中
Extention is being studied

		山梨実験線（先行区間） Yamanashi Maglev Test Line (Priority section)
総延長	Length	18.4km
トンネル区間	Tunnel	16.0km
明かり区間	Open section	2.4km
単線／複線	Track	複線 Double Track
最急勾配	Maximum grade	40‰
最小曲線半径	Minimum curve radius	8,000m

■山梨リニア実験線の歴史 History of the Yamanashi Maglev Test Line

平成2 (1990)年 1990	山梨リニア実験線の建設工事に着手 Construction begins on the Yamanashi Maglev Test Line
平成9 (1997)年 1997	走行試験開始（設計最高速度550km/hを記録） Test runs begin (record the maximum design speed of 550 km/h)
平成11(1999)年 11月16日 1999 November 16	すれ違い走行試験で相対速度1,003km/hを記録 Passing at a relative speed of 1,003 km/h is conducted
平成12(2000)年 3月 9日 2000 March 9	運輸省（現・国土交通省）の「超電導磁気浮上式鉄道実用技術評価委員会」の実用技術評価（「実用化に向けた技術上のめどは立ったものと考えられる」との評価） The practicality for high speed mass transportation system using Superconducting Maglev technologies is confirmed by the Maglev Technological Practicality Evaluation Committee under the Ministry of Transport, currently reorganized into the Ministry of Land, Infrastructure and Transport
平成14(2002)年 7月25日 2002 July 25	新型試験車両による走行試験開始 New-model trainset running tests start
平成15(2003)年 11月 7日 2003 November 7	1日の走行距離2,876km達成 One-day test running attains a distance of 2,876 km
12月 2日 December 2	有人で581km/hを達成し、鉄道の世界最高速度記録を更新 Manned speed record of 581 km/h is attained (World speed record for railways)
平成16(2004)年 11月16日 2004 November 16	すれ違い走行試験で相対速度1,026km/hを記録 Passing at a relative speed of 1,026 km/h is conducted
平成17(2005)年 3月11日 2005 March 11	「超電導磁気浮上式鉄道実用技術評価委員会」の実用技術評価（「超電導磁気浮上式鉄道について実用化の基盤技術が確立したと判断できる」との評価） The Maglev Technological Practicality Evaluation Committee acknowledges that the foundational technology for Superconducting Maglev is established for practical application
8月6日 August 6	累積試乗者数が10万人に到達 The cumulative number of test-riding passengers reaches 100,000
平成18 (2006)年 3月15日 2006 March 15	累積走行距離が50万kmに到達 The total distance covered in running tests reaches 500,000 km

■技術開発の成果* Technological Achievements of the Superconducting Maglev*

⊟ 速達性 High Speed
500km/hでの安定した超高速走行、高加減速性を実現
Achievement of stable operation at 500km/h and advanced acceleration and deceleration performance

⊟ 安全性 Safety
高い保安度の運転保安制御を実現、高速からの列車停止を担保するブレーキシステムを実現
Achievement of advanced control of operational safety with a braking system securing deceleration from high speed to stopping

⊟ 大量輸送能力 Mass Transport
現行新幹線並みの長大編成の多頻度運行を実現可能
Possibility of frequent departures by longer trainset comparable to the Tokaido Shinkansen
複線走行における高速すれ違い時の安定走行を実現
Confirmation of stable high-speed passing on double track

⊟ 定時性 Punctuality
遅延回復運転を含めた自動的な定時運転制御を実現
Achievement of automatic punctuality control including recovery from delayed operation

⊟ 経済性 Cost Reduction
各種のコスト低減策に関する技術開発を実施（地上コイル改良、電力変換器等）
Development of various technologies related to cost reduction including the new single-layered ground coils and high-efficiency power converter

*平成17(2005)年3月11日の「超電導磁気浮上式鉄道実用技術評価委員会」の実用技術評価に基づく
*Based on the evaluation of The Maglev Technological Practicality Evaluation Committee on March 11, 2005

■中央新幹線計画 The Chuo Shinkansen Plan

◎中央新幹線は、全国新幹線鉄道整備法第4条の「建設を開始すべき新幹線鉄道の路線」として、基本計画が定められている路線の1つである国家的プロジェクト
The Chuo Shinkansen national project is one of the basic projected routes indicated as a "Shinkansen line that merits construction," according to Article 4 of the Nationwide Shinkansen Railway Development Law.

◎中央新幹線は、首都圏と近畿圏の二大都市圏を結ぶ旅客流動を担う当社の経営責任分野
JR Central is responsible for the management of the Chuo Shinkansen since the company has been designated as the operator to maintain and develop passenger transportation between Tokyo and Osaka metropolitan area.

◎中央新幹線と東海道新幹線との一元的な経営が成り立つ事業方式・財源方式が確立されることが、中央新幹線への関与のための前提
JR Central considers that a pre-condition for its participation in this project will be to have reasonable assurance that the Chuo Shinkansen and Tokaido Shinkansen services will complement one another and operate profitably as a unified and sound business enterprise.

◎中央新幹線は当社が東海道新幹線とともに一元的に経営を行うべきものとの考えに基づき、平成2(1990)年2月の運輸大臣からの調査を行う法人としての指名に同意し、現在、当社と独立行政法人鉄道建設・運輸施設整備支援機構が、全国新幹線鉄道整備法第5条に基づく「地形、地質等に関する事項」について調査を実施中
Based on the premise that the Chuo Shikansen is to be managed concurrently with the Tokaido Shinkansen by JR Central, in February 1990, we acknowledged our designation by Japan's Ministry of Transport (now, known as the Ministry of Land, Infrastructure and Transport) as one of the firms that would conduct topographical and geological surveys for the project, as prescribed in Article 5 of the Nationwide Shinkansen Railway Development Law. Since then, we have conducted surveys jointly with the Japan Railway Construction, Transport and Technology Agency.

連結子会社営業収益の推移 OPERATING REVENUES OF CONSOLIDATED SUBSIDIARIES


平成元年度(1989) 1990.3
4.5 43.3
52.6 (3社 3 companies)
2年度(1990) 1991.3
4.7 47.4 3.4
57.6 (3社 3 companies)
3年度(1991) 1992.3
5.0 51.3 3.6
62.0 (3社 3 companies)
4年度(1992) 1993.3
5.0 94.4 6.1
105.6 (5社 5 companies)
5年度(1993) 1994.3
4.9 97.9 3.4
109.4 (5社 5 companies)
6年度(1994) 1995.3
80.0 12.6 108.1
207.4 (17社 17 companies)
7年度(1995) 1996.3
90.3 12.1 108.3
217.3 (17社 17 companies)
8年度(1996) 1997.3
74.6 12.2 108.9 7.0
202.8 (16社 16 companies)
9年度(1997) 1998.3
74.5 12.5 105.6 7.1
199.9 (16社 16 companies)
10年度(1998) 1999.3
77.2 12.0 100.8 7.4
197.6 (16社 16 companies)
11年度(1999) 2000.3
84.3 18.8 99.3 7.5
210.1 (19社 19 companies)
12年度(2000) 2001.3
112.3 46.3 164.9 11.4
335.0 (30社 30 companies)
13年度(2001) 2002.3
119.9 48.6 175.6 11.4
355.6 (30社 30 companies)
14年度(2002) 2003.3
130.7 50.2 177.1 11.1
369.3 (30社 30 companies)
15年度(2003) 2004.3
142.0 51.6 177.3 11.0
382.0 (29社 29 companies)
16年度(2004) 2005.3
140.7 52.6 179.8 11.7
385.0 (30社 30 companies)
17年度(2005) 2006.3
149.3 56.1 192.2 12.8
410.5 (30社 30 companies)
0 50 100 150 200 250 300 350 400
(10億円 ¥ billion)
その他 Other Services
不動産部門 Real Estate
流通部門 Merchandise and Other
運輸部門 Transportation

注 1.各グループ会社の営業収益の単純合算
2.( )内は各年度末時点の連結子会社数

Notes: 1.Operating revenues of consolidated subsidiaries are simply aggregated
2.Each of figures in parentheses indicates number of consolidated subsidiaries at fiscal year-end

JR東海グループ会社一覧 JR CENTRAL'S GROUP COMPANIES

(平成18(2006)年3月31日現在 As of March 31, 2006)

部門 Sector		社名 Company	資本金(百万円) Capital (¥ million)	出資比率 Shareholding (%)	設立日 Date Established	主な事業内容 Main Business
運輸 TRANSPORTATION	■	ジェイアール東海バス(株) JR Tokai Bus Company	1,747	100	S63.3.1 March 1, 1988	バス事業、及びオートリース業 Bus transportation, and auto leasing
	■	ファーストエアートランスポート(株) First Air Transport Co., Ltd.	320	93.8	H2.2.28 February 28, 1990	航空運送業(不定期航空運送事業) Chartered airline service
	■	ジェイアール東海物流(株) JR Tokai Logistics Company	300	90.0	H11.4.1 April 1, 1999	貨物運送事業及び荷役事業 Distribution and delivery service
計4社 Subtotal: 4 companies	■	(株)東海交通事業 Tokai Transport Service Company	295	100	S63.2.18 February 18, 1988	旅客鉄道業(城北線)の運営及び駅業務の受託 Railway service (Johoku Line) and contracted operations of stations
流通 MERCHANDISE AND OTHER	■	(株)ジェイアール東海高島屋 JR Tokai Takashimaya Co., Ltd.	10,000	59.2	H4.12.25 December 25, 1992	卸売・小売業(JRセントラルタワーズ内での百貨店業) Department store operations (JR Central Towers)
	■	(株)ジェイアール東海パッセンジャーズ JR-Central Passengers Co., Ltd.	998	100	S63.5.23 May 23, 1988	飲食業(車内・駅構内の飲食店営業及び物品販売) Food service in stations and on trains
	■	東海キヨスク(株) Tokai Kiosk Company	700	90.0	S62.6.5 June 5, 1987	卸売・小売業(駅構内の物品販売)及び飲食店営業 Merchandise sales in stations
	■	ジェイアール東海フードサービス(株) JR Tokai Food Service Co., Ltd.	295	51.6	H5.4.30 April 30, 1993	飲食業(駅構内における飲食店舗の運営) Food service in stations
計5社 Subtotal: 5 companies	■	ジェイアール東海商事(株) JR Tokai Corporation	100	70.0	S63.3.1 March 1, 1988	卸売・小売業(燃料・建築資材・各種機械器具等の販売) Sales of fuel, construction materials, and various equipment
不動産 REAL ESTATE	■	ジェイアールセントラルビル(株) JR Central Building Co., Ltd.	45,000	100	H6.6.9 June 9, 1994	駅ビル営業(「JRセントラルタワーズ」の管理・運営等) Station building management (JR Central Towers)
	■	ジェイアール東海不動産(株) JR Tokai Real Estate Co., Ltd.	16,500	100	H13.3.27 March 27, 2001	不動産事業(不動産賃貸・販売業等) Real estate leasing and Sales
	■	新横浜ステーション開発(株) Shin-Yokohama Station Development Co., Ltd.	9,304	100	S62.6.15 June 15, 1987	駅ビル営業(「アスティ新横浜」の管理・運営等)及び飲食店営業 Station building management
	■	豊橋ステーションビル(株) Toyohashi Station Building Co., Ltd.	1,880	52.5	S44.2.17 February 17, 1969	駅ビル営業(「カルミア」の管理・運営等) Station building management
	■	名古屋ターミナルビル(株) Nagoya Terminal Station Building Co., Ltd.	900	57.2	S47.4.1 April 1, 1972	駅ビル営業(「テルミナ」の管理・運営等) Station building management
	■	東京ステーション開発(株) Tokyo Station Development Co., Ltd.	750	100	H17.1.5 January 5, 2005	駅ビル営業(「東京駅一番街」の管理・運営等) Station building management
	■	静岡ターミナル開発(株) Shizuoka Terminal Development Co., Ltd.	624	62.8	S54.4.6 April 6, 1979	駅ビル営業(「パルシェ」・「アントレ」の管理・運営等) Station building management
	■	浜松ターミナル開発(株) Hamamatsu Terminal Development Co., Ltd.	600	76.8	S55.4.4 April 4, 1980	駅ビル営業(「メイワン」・「コスタ」の管理・運営等) Station building management
	■	名古屋ステーション開発(株) Nagoya Station Area Development Corporation	480	100	S63.3.8 March 8, 1988	駅ビル営業(名古屋駅商業施設・「アピオ」等の管理・運営等) Station building management
	■	ジェイアール東海静岡開発(株) JR Development and Management Corporation of Shizuoka	363	100	S45.12.16 December 16, 1970	駅ビル営業(「アスティ静岡」の管理・運営等) Station building management
計11社 Subtotal: 11 companies	■	ジェイアール東海関西開発(株) JR Development and Management Corporation of Kansai	30	100	S63.6.8 June 8, 1988	駅ビル営業(「アスティ京都」の管理・運営等) Station building management

部門 Sector		社名 Company	資本金(百万円) Capital (¥ million)	出資比率 Shareholding (%)	設立日 Date Established	主な事業内容 Main Business
その他 OTHER SERVICES	■	(株)ジェイアール東海ホテルズ JR Tokai Hotels Co., Ltd.	14,000	100	H4.7.8 July 8, 1992	ホテル業(「名古屋マリオットアソシアホテル」他) Hotel operations
	■	静岡ターミナルホテル(株) Shizuoka Terminal Hotel Co., Ltd.	2,120	76.6	S56.4.2 April 2, 1981	ホテル業(「ホテルアソシア静岡ターミナル」) Hotel operations
	■	名古屋ターミナルホテル(株) Nagoya Terminal Hotel Co., Ltd.	1,850	75.3	S47.10.2 October 2, 1972	ホテル業(「ホテルアソシア名古屋ターミナル」) Hotel operations
	■	(株)ジェイアール東海ツアーズ JR Tokai Tours	490	70.0	H1.12.18 December 18, 1989	旅行業 Travel service
		飛騨森林都市企画(株) Hida Forest City Planning Co., Ltd.	262	50.0	H3.12.24 December 24, 1991	リゾート開発業(スキー場「チャオ御岳スノーリゾート」) Resort development
	■	(株)ジェイアール東海エージェンシー JR Tokai Agency Co., Ltd.	61	90.0	S38.11.8 November 8, 1963	広告業 Advertising
		(株)ウエッジ Wedge Inc.	60	80.0	H1.3.20 March 20, 1989	出版業(月刊誌「ウェッジ」の製作・販売等) Publishing of monthly magazine *Wedge*
	□	新生テクノス(株) Shinsei Technos Co., Ltd.	1,091	23.3	S22.3.12 March 12, 1947	電気工事業 Maintenance and inspection of electric facilities
	■	ジェイアール東海建設(株) JR Tokai Construction Co., Ltd.	300	100	S63.9.26 September 26, 1988	建設業 Construction
		ジェイアール東海総合ビルメンテナンス(株) JR Tokai General Building Maintenance Co., Ltd.	170	88.2	H9.8.25 August 25, 1997	ビルメンテナンス業(建物・設備の運転・保守・管理、清掃業務及び駐車場管理等) Management, maintenance, repair, and cleaning services for buildings and facilities
	■	中央リネンサプライ(株) Chuoh Linen Supply Co., Ltd.	150	78.0	S39.2.1 February 1, 1964	リネンサプライ業(列車内等でのリネン用品の供給) On-board linen supply
	■	ジェイアール東海情報システム(株) JR Tokai Information Systems Company	100	100	H11.2.1 February 1, 1999	情報処理業(システム等の管理・運営) Management and operation of online systems
	■	日本機械保線(株) The Japan Mechanised Works and Maintenance of Way Co., Ltd.	100	72.5	S42.3.3 March 3, 1967	新幹線軌道の機械保守 Maintenance and inspection of Shinkansen track
	■	東海交通機械(株) Tokai Rolling Stock & Machinery Co., Ltd.	80	60.5	S51.3.4 March 4, 1976	車両・機械設備の検査・修繕 Machinery maintenance and inspection of rolling stock
	■	ジェイアール東海コンサルタンツ(株) JR Central Consultants Company	50	100	H9.10.1 October 1, 1997	建設コンサルタント業 Construction consultation
		ジェイアール東海パートナーズ(株) JR Tokai Partners Co., Ltd.	50	100	H14.2.1 February 1, 2002	事業コンサルタント業 Management consulting
計17社 Subtotal: 17 companies		新幹線エンジニアリング(株) Shinkansen Engineering Co., Ltd.	10	100	S60.2.1 February 1, 1985	新幹線車両・機械設備の検査・修繕 Maintenance and inspection of Shinkansen fleet and facilities
総計37社 Total: 37 companies						

注 1.グループ会社のうち、記載期日において連結子会社は30社、持分法適用関連会社は1社
2.掲出した会社は、当社が直接出資し、事業の運営に関する協力体制を確立している会社
3.「社名」欄:■ 連結子会社 □ 持分法適用関連会社

Notes: 1. Among 37 JR Central's group companies, 30 companies are consolidated subsidiaries and one is an affiliate company accounted for by the equity method
2. Companies listed are those which JR Central has directly invested in, and has a cooperative relationship in their management
3. Company column: ■ Consolidated subsidiaries □ Affiliate accounted for by the equity method

JRセントラルタワーズ・JR東海新横浜駅ビル(仮称) JR CENTRAL TOWERS / JR CENTRAL SHIN-YOKOHAMA STATION BUILDING (TENTATIVE)

■JRセントラルタワーズ JR Central Towers

ビル概要図 Diagram


ホテルタワー/Hotel Tower
オフィスタワー/Office Tower
ジェイアール名古屋タカシマヤ「パノラマサロン」
JR Nagoya Takashimaya "Panorama Salon"
名古屋マリオットアソシアホテル
Nagoya Marriott Associa Hotel
オフィス
Offices
スカイストリート (15階)
Sky Street (15F)
駐車場
Parking
タワーズプラザ(12階、13階)
Towers Plaza(12F, 13F)
ジェイアール名古屋タカシマヤ
JR Nagoya Takashimaya
(Department Store)
至東京
to Tokyo
至新大阪
to Shin-Osaka
スカイシャトル(エレベーター)
Sky Shuttle(Elevator)
タワーズガーデン
Towers Garden
名古屋駅桜通口
Nagoya Station Sakura-Dori Exit
タワーズテラス
Towers Terrace

延床面積 Total Floor Area	約417,000 m² (Approx. 417,000 m²)
オフィス(賃貸面積) Offices(Rental Office Area)	約60,000 m² (Approx. 60,000 m²)
百貨店(店舗面積) Department Store(Shop Area)	約67,000 m² (Approx. 67,000 m²)
ホテル(客室数) Hotel (Guest Rooms)	774室(774 rooms)
駐車場(駐車台数) Parking	約1,500台(Approx. 1,500 cars)
高さ Highest Point	245m(245 m)
階数 Floors	
ホテルタワー Hotel Tower (aboveground)	53階(53 Floors)
オフィスタワー Office Tower (aboveground)	51階(51 Floors)
地下 Underground	4階(4 Floors)
着工 Commencement of Construction	平成6(1994)年8月(August 1994)
竣工 Completion of Construction	平成11(1999)年12月(ビル本体)(December 1999)
総事業費 Total Investment	約2,000億円(Approx. ¥200 billion)

■JR東海新横浜駅ビル(仮称) JR Central Shin-Yokohama Station Building (Tentative)



JR東海新横浜駅ビル(仮称)イメージ Image of JR Central Shin-Yokohama Station Building (Tentative)

延床面積 Total Floor Area	約90,000 m² (Approx. 90,000 m²)
商業施設 Commercial Area	約34,000 m² (Approx. 34,000 m²)
オフィス Offices	約16,000 m² (Approx. 16,000 m²)
ホテル Hotel	約11,000 m² (Approx. 11,000 m²)
駅・交通広場 Station and City Facilities	約7,000 m² (Approx. 7,000 m²)
地下駐車場 Underground Parking	約22,000 m² (Approx. 22,000 m²)
高さ Highest Point	75m(75 m)
階数 Floors	
ホテル Hotel	19階(19 Floors)
オフィス Offices	17階(17 Floors)
地下 Underground	4階(4 Floors)
開業 Launch of Operation	平成20(2008)年 (2008)
総事業費 Total Investment	約400億円(Approx. ¥40 billion)

JRセントラルタワーズ主要事業会社平成18(2006)年3月期業績
Performance of Three Main Subsidiaries Associated with JR Central Towers (FY 2006.3)

(10億円 ¥ billion)

事業会社 Company Name	事業 Business	開業 Launch of Operation	資本金 Issued Capital	出資比率 Ownership	営業収益 Operating Revenues	営業利益 Operating Income	経常利益 Ordinary Income	当期純利益 Net Income
ジェイアールセントラルビル(株) JR Central Building Co., Ltd.	ビル建設、所有、賃貸(オフィス平均入居率:平成17(2005)年度 99.5%) Construction, ownership and leasing of the complex (Average tenancy rate: 99.5% in FY 2006.3)	平成11(1999)年12月 December 1999	45	JR東海100% JR Central 100%	20.8	4.5	2.2	1.1
(株)ジェイアール東海髙島屋 ※1 JR Tokai Takashimaya Co., Ltd.	百貨店業 Department store operations	平成12(2000)年3月 March 2000	10	JR東海59.2%、髙島屋33.4%、地元企業等7.4% JR Central 59.2%, Takashimaya 33.4%, Local companies 7.4%	90.6	4.4	4.3	2.3
(株)ジェイアール東海ホテルズ ※2 JR Tokai Hotels Co., Ltd.	ホテル業(客室稼働率:平成17(2005)年度92.4%) Hotel operations (Average occupancy rate:92.4% in FY 2006.3)	平成12(2000)年5月 May 2000	9 ※3	JR東海100% JR Central 100%	22.5	0.5	0.6	0.1

注 1. (株)ジェイアール東海髙島屋については、平成18(2006)年2月期業績
2. (株)ジェイアール東海ホテルズの業績にはホテルアソシア豊橋、ホテルアソシア高山リゾートを含む
3. 名古屋マリオットアソシアホテル関連のみを記載

Notes: 1. JR Tokai Takashimaya's fiscal year under review ended February 28, 2006.
2. Performance figures for JR Tokai Hotels Co., Ltd. include figures for Hotel Associa Toyohashi and Hotel Associa Takayama Resort
3. The figure indicates only the amount invested in respect of Nagoya Marriott Associa Hotel

長期債務(単体) LONG-TERM DEBT AND LONG-TERM PAYABLES (NON-CONSOLIDATED)

■長期債務総額の推移 Total Long-Term Debt and Long-Term Payables


(10億円 ¥ billion)
(%)
6,000
5,000
4,000
3,000
2,000
1,000
0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
5,269.3 5,223.0 5,232.7 5,195.6 5,456.2 (5,460.5) 5,422.3 (5,435.2) 5,392.0 (5,407.7) 5,346.3 (5,392.4) 5,278.5 (5,330.7) 5,164.3 (5,219.2) 5,045.2 (5,112.1) 4,922.2 (5,027.3) 4,801.0 (4,942.2) 4,560.8 (4,710.2) 4,289.3 (4,423.5) 4,125.5 (4,246.4) 3,943.4 (4,050.3) 3,665.8 (3,763.6) 3,455.7 (3,545.3) 3,455.7 (3,538.5)
7.07 6.64 6.21 6.10 6.52 6.41 6.18 5.82 5.85 5.46 5.22 5.16 5.12 5.02 4.93 4.78 4.63 4.54 4.35
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度(予想) (2006) 2007.3 (forecast)
鉄道施設購入長期未払金 Long-Term Payable for Tokaido Shinkansen, etc.
長期借入金 Long-Term Debt
社債 Corporate Bonds
新幹線貸付制度下の実質的な債務 Latent Liabilities Born by the Shinkansen Leasing System
承継債務 Inherited Liabilities
実質金利(年間) Annual Weighted Average Interest Rate

注 ( ) 内は連結の数字
Note: ( ): Figures on consolidated basis

■新幹線債務の残高 Long-Term Payable for Tokaido Shinkansen

(100万円 ¥ million)

	支払期間 Payment Schedule	支払方法 Payment Method	利率 Interest Rate		平成3(1991)年10月1日 October 1, 1991	平成17(2005)年度末残高 Outstanding at the End of March 2006
1号 No. 1	平成3(1991)年10月1日～平成29(2017)年3月31日 October 1,1991 to March 31,2017	元利均等半年賦支払 Interest and principal paid in equal installments, semiannually	変動 (17(2005)年度) Floating (FY 2006.3)	*4.37%	3,447,268	1,574,032
2号 No. 2	平成3(1991)年10月1日～平成29(2017)年3月31日 October 1,1991 to March 31,2017		固定 Fixed	6.35%	1,047,197	290,726
3号 No. 3	平成3(1991)年10月1日～平成63(2051)年9月30日 October 1,1991 to September 30,2051		固定 Fixed	6.55%	601,195	581,335
合計 Total					5,095,661	2,446,093

*1号債務の変動利率の推移(%) Floating Rate of No. 1 Long-Term Payable (%)

平成3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3
6.66	6.48	6.22	5.79	5.81	5.31	5.08	5.02	4.99	4.89	4.80	4.68	4.57	4.50	4.37

(10億円 ¥ billion)

	昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度(予想) (2006) 2007.3(forecast)
承継債務 Inherited Liabilities	278.8	222.8	146.4	112.4	79.9	32.1	6.6	3.4	1.2	–	–	–	–	–	–	–	–	–	–	–
社債 Corporate Bonds	18.8	38.4	57.2	77.0	95.3	115.3	135.3	96.9	38.3	50.0	100.0	130.0	180.0	160.0	180.0	240.0	285.0	335.0	415.0	–
長期借入金 Long-Term Debt	16.0	64.1	147.4	184.9	239.6	307.5	367.0	457.4	573.2	706.7	786.6	774.7	757.9	681.8	625.9	628.9	635.4	584.7	584.5	–
鉄道施設購入長期未払金 Long-Term Payable for Tokaido Shinkansen, etc.	–	–	–	–	5,041.2	4,967.2	4,882.9	4,788.3	4,665.7	4,407.5	4,158.5	4,017.5	3,863.0	3,718.9	3,483.4	3,256.6	3,023.0	2,746.1	2,456.2	–
小計 Subtotal	313.6	325.3	351.0	374.3	5,456.2	5,422.3	5,392.0	5,346.3	5,278.5	5,164.3	5,045.2	4,922.2	4,801.0	4,560.8	4,289.3	4,125.5	3,943.4	3,665.8	3,455.7	3,455.7
新幹線貸付制度下の実質的な債務 Latent Liabilities Born by the Shinkansen Leasing System	4,955.7	4,897.7	4,881.7	4,821.3	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
長期債務合計 Total Long-Term Debt and Long-Term Payables	5,269.3	5,223.0	5,232.7	5,195.6	5,456.2	5,422.3	5,392.0	5,346.3	5,278.5	5,164.3	5,045.2	4,922.2	4,801.0	4,560.8	4,289.3	4,125.5	3,943.4	3,665.8	3,455.7	3,455.7
資金調達額 Amount of Fund-Raising	34.8	67.7	102.1	58.1	75.8	92.7	85.5	98.7	126.3	178.0	147.5	40.0	105.0	0.0	73.0	99.5	82.0	123.6	170.0	252.3
債務償還額 Total Repayment for Liabilities	40.3	56.0	76.4	34.8	97.1	130.5	116.8	144.3	194.0	292.2	266.5	163.0	226.1	240.2	344.4	263.2	264.0	401.2	380.0	252.3
債務増減額 Change in Total Long-Term Debt and Long-Term Payables	△5.5	11.6	25.7	23.3	△21.3	△37.8	△31.3	△45.6	△67.7	△114.2	△119.0	△123.0	△121.1	△240.2	△271.4	△163.7	△182.0	△277.6	△210.0	0.0
支払利息 Interest Expenses	21.9	20.5	19.0	20.5	190.6	349.3	334.6	311.6	310.7	286.5	267.5	259.3	250.5	238.7	220.7	204.0	190.7	176.6	158.6	150.3

注 1. 昭和62(1987)～平成2(1990)年度の「債務増減額」の数値は「小計」の増減を示す
2. 平成3(1991)～5(1993)年度の「長期債務合計」の増減と「債務増減額」の不一致は、「鉄道施設購入長期未払金」の増加(3(1991)年度：51,032億円、4(1992)年度：39億円、5(1993)年度：9億円)による

Notes: 1. For FY 1988.3 through FY 1991.3, the "Change in Total Long-Term Debt and Long-Term Payables" is based on the amount in the "Subtotal" category.
2. For FY 1992.3 through FY 1994.3, the "Change in Total Long-Term Debt and Long-Term Payables" is not equivalent to the difference from the previous term's "Total Long-Term Debt and Long-Term Payables" owing to increases in "Long-Term Payables for Tokaido Shinkansen, etc." (¥5,103.2 billion in FY 1992.3, ¥3.9 billion in FY 1993.3, and ¥0.9 billion in FY 1994.3)

減価償却費、設備投資額の推移 DEPRECIATION AND CAPITAL INVESTMENT

JR CENTRAL


(10億円 ¥ billion)
□ 単 体 Non-Consolidated
300
250
200
150
100
50
0
54.2
50.1
39.1
120.3
64.1
82.6
159.5
71.7
96.1
174.3
82.1
71.8
197.8
132.8
80.6
211.1
186.7
72.7
189.8
166.9
70.9
182.9
164.8
74.2
182.5
171.3
87.1
182.8
172.6
100.1
200.3
159.2
97.6
199.8
156.8
99.8
211.6
151.5
87.3
207.4
157.6
111.3
208.4
161.5
99.1
208.0
169.8
94.1
212.2
155.5
86.3
237.8
128.5
89.3
221.2
128.3
68.9
230.0
202.0
139.0
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度(予想) (2006) 2007.3(forecast)
□ 連 結 Consolidated
300
250
200
150
100
50
0
187.3
187.4
205.1
204.3
223.3
218.1
220.7
175.7
222.0
169.6
221.0
177.9
225.4
173.2
250.8
147.3
234.8
149.3
261.0
216.5
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度(予想) (2006) 2007.3(forecast)
設備投資額 Capital Investment
安全関連投資額 Safety-related Investment
減価償却費 Depreciation and Amortization

事業運営の効率化(単体) IMPROVING OPERATING EFFICIENCY (NON-CONSOLIDATED)

■社員数の推移 Number of Employees


(人 People)
20,632 (21,352)
19,740 (21,235)
19,434 (20,720)
19,382 (20,804)
20,261 (21,669)
20,277 (22,069)
20,196 (22,370)
19,820 (22,581)
19,255 (22,558)
18,704 (22,543)
18,229 (22,447)
17,771 (22,260)
17,244 (22,081)
16,852 (21,727)
16,228 (21,277)
15,949 (20,714)
15,644 (20,187)
15,438 (19,618)
15,422 (19,348)
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3

注 1.年度末時点の社員数
2.昭和62(1987)年度初時点の社員数は21,410人
3.( )内は出向者等を含む

Notes: 1. Number of employees as of each fiscal year-end
2. Number of employees at the beginning of FY 1988.3 was 21,410
3. ( ): Including the number of employees seconded or otherwise assigned to other companies including unconsolidated companies

■社員の年齢構成 Employee Age Distribution


(人 People)
370
2,130
1,970
1,860
890
1,510
3,590
2,430
4,520
80
~19
20~24
25~29
30~34
35~39
40~44
45~49
50~54
55~59
60~
(歳 Age)

注 1.1の位を四捨五入
2.平成18(2006)年3月31日現在

Notes: 1.Figures rounded to the nearest 10
2.Figures at the end of FY 2006.3

■採用数 New Employees


(人 People)
110
171
281
1,072
620
492
444
392
406
422
440
629
490
529
545
591
640
785
854
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3
18年度 (2006) 2007.3

注 1.平成18(2006)年度は年度初の数字
2.平成3(1991)年度にそれまで停止していた新規採用(高校卒)を再開

Notes: 1.Figure for FY 2007.3 is at the beginning of the fiscal year
2.Recruitment of high-school graduates began in FY 1992.3 for the first time since the establishment of the Company

■生産性の推移 Productivity of Railway Operations


(千人キロ/人 1,000 passenger-kilometers/employee)
(人 People)
生産性(社員1人当たりの旅客輸送人キロ)
Productivity (passenger-kilometers per employee)
(100) 2,139
2,405
2,521
2,838
2,755
2,714
2,718
2,659
2,925
2,993
2,955
2,997
3,123
3,317
3,306
3,420
3,565
3,774 (176)
社員数(鉄道部門)
Employees (railway operations)
(100) 19,235
18,750
18,366
17,990
18,912
18,865
18,760
18,395
17,920
2,763
17,332
16,893
16,428
15,981
15,585
14,932
14,661
14,408
14,160
(73) 14,013
昭和62年度 (1987) 1988.3
63年度 (1988) 1989.3
平成元年度 (1989) 1990.3
2年度 (1990) 1991.3
3年度 (1991) 1992.3
4年度 (1992) 1993.3
5年度 (1993) 1994.3
6年度 (1994) 1995.3
7年度 (1995) 1996.3
8年度 (1996) 1997.3
9年度 (1997) 1998.3
10年度 (1998) 1999.3
11年度 (1999) 2000.3
12年度 (2000) 2001.3
13年度 (2001) 2002.3
14年度 (2002) 2003.3
15年度 (2003) 2004.3
16年度 (2004) 2005.3
17年度 (2005) 2006.3

注 1.社員数は年度末での人数
2.労働時間短縮を平成3(1991)年度および平成7(1995)年度に実施
3.( )内は昭和62(1987)年度を100とした場合の指数

Notes: 1. Number of employees as of each fiscal year-end
2. Standard working hours were shortened in FY 1992.3 and FY 1996.3
3. ( ) index, FY 1988.3=100

連結決算の推移 CONSOLIDATED FINANCIAL DATA

JR CENTRAL

(10億円 ¥ billion)

収支状況／財務状況 Operating Results / Financial Position

収支状況／財務状況 Operating Results / Financial Position	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度(予想) (2006) 2007.3(forecast)
営業収益 Operating Revenues	1,052.3	1,154.8	1,188.3	1,208.7	1,215.3	1,215.0	1,240.6	1,279.7	1,278.3	1,234.2	1,221.6	1,333.2	1,366.9	1,363.0	1,384.0	1,409.4	1,467.6	1,443.0
運輸業 Transportation	–	–	–	–	–	1,089.9	1,118.6	1,152.4	1,153.3	1,113.3	1,087.9	1,103.5	1,127.5	1,108.0	1,125.5	1,148.2	1,199.8	1,176.1
流通業 Merchandise and Other	–	–	–	–	–	77.9	77.9	78.4	75.7	74.1	98.3	163.3	173.9	175.8	176.2	178.5	190.7	188.1
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	24.3	49.9	51.6	53.2	55.4	55.7	58.2	60.5
その他の事業 Other Services	–	–	–	–	–	108.3	115.4	105.9	103.4	102.2	83.5	110.7	118.3	128.4	139.6	138.2	145.0	138.9
消去又は全社 Eliminations or Corporate	–	–	–	–	–	△61.1	△71.3	△57.0	△54.1	△55.4	△72.5	△94.3	△104.5	△102.6	△112.9	△111.3	△126.1	△120.6
営業費用 Operating Expenses	937.9	1,020.9	899.8	801.9	821.2	867.3	856.9	895.5	907.3	897.2	895.9	997.3	996.4	1,021.6	1,039.6	1,061.6	1,063.8	1,075.0
運輸業 Transportation	–	–	–	–	–	746.1	739.2	771.1	783.9	776.8	764.2	782.5	773.0	785.6	801.5	821.1	819.8	–
流通業 Merchandise and Other	–	–	–	–	–	76.9	77.0	77.9	75.3	74.6	100.7	160.8	169.8	170.6	170.9	172.9	183.1	–
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	21.1	39.8	42.3	42.7	43.2	42.8	45.7	–
その他の事業 Other Services	–	–	–	–	–	102.8	111.0	102.5	101.1	100.1	81.7	107.4	114.6	124.7	136.6	136.0	141.1	–
消去又は全社 Eliminations or Corporate	–	–	–	–	–	△58.7	△70.3	△56.0	△53.1	△54.4	△71.9	△93.3	△103.4	△102.1	△112.8	△111.3	△126.0	–
営業利益 *Operating Income*	114.3	133.8	288.4	406.7	394.0	347.7	383.7	384.2	371.0	337.0	325.6	335.9	370.4	341.4	344.4	347.8	403.7	368.0
運輸業 Transportation	–	–	–	–	–	343.7	379.3	381.3	369.3	336.4	323.6	321.0	354.5	322.3	324.0	327.1	379.9	347.7
流通業 Merchandise and Other	–	–	–	–	–	0.9	0.9	0.5	0.3	△0.5	△2.4	2.5	4.0	5.1	5.3	5.5	7.5	6.1
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	3.2	10.0	9.2	10.5	12.1	12.8	12.4	12.0
その他の事業 Other Services	–	–	–	–	–	5.5	4.3	3.4	2.3	2.1	1.7	3.2	3.6	3.7	3.0	2.2	3.9	2.3
消去又は全社 Eliminations or Corporate	–	–	–	–	–	△2.4	△0.9	△1.0	△0.9	△1.0	△0.6	△0.9	△1.0	△0.4	△0.1	0.0	△0.1	△0.1
経常利益 Ordinary Income	109.4	130.3	118.2	69.5	66.5	42.1	66.4	68.8	63.0	72.8	67.0	72.3	93.9	103.7	131.0	142.3	213.4	199.0
当期純利益 Net Income	66.9	53.3	56.4	33.8	26.2	16.8	25.1	36.4	32.6	10.8	37.6	52.9	42.0	49.0	72.2	96.0	122.4	116.0
資産合計 Total Assets	947.0	1,089.2	6,230.2	6,245.9	6,257.7	6,263.8	6,265.7	6,173.1	6,088.1	5,993.5	6,061.6	5,919.2	5,698.9	5,578.5	5,473.5	5,309.4	5,309.8	–
負債合計 Total Liabilities	665.6	754.5	5,856.0	5,849.0	5,845.9	5,850.0	5,838.1	5,720.3	5,614.1	5,514.8	5,470.9	5,284.8	5,028.7	4,873.6	4,695.5	4,445.1	4,321.0	–
長期債務 Long-Term Debt and Long-Term Payables	352.8	377.9	5,460.5	5,435.2	5,407.7	5,392.4	5,330.7	5,219.2	5,112.1	5,027.3	4,942.2	4,710.2	4,423.5	4,246.4	4,050.3	3,763.6	3,545.5	3,538.5
資本合計 Total Shareholders' Equity	281.3	334.6	374.2	396.9	411.8	413.8	427.5	452.7	473.9	473.3	584.3	626.6	661.1	694.1	765.9	850.4	973.6	–

注 1.平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更
2.平成10(1998)年度以前の「不動産業」は、主に「その他の事業」に含む
3.平成10(1998)年度から会計制度の変更により、少数株主持分を負債に含めず表記

Notes: 1. Due to a change in Japanese accounting standards, enterprise tax, which was recorded as an operating expense, is recorded as a part of income taxes from FY 1999.3
2. Real Estate segment had been mainly included in Others segment until FY 1999.3
3. Due to a change in Japanese accounting standards, minority interests are excluded from liabilities from FY 1999.3

対象会社数 Consolidation

対象会社数 Consolidation	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
連結 Number of Consolidated Subsidiaries	3	3	3	5	5	17	17	16	16	16	19	30	30	30	29	30	30	–
持分法適用 Number of Affiliated Companies Accounted for by the Equity Method	0	0	0	0	0	0	0	1	1	1	1	2	2	2	2	2	2	–

減価償却費、資本的支出 Depreciation, Capital Expenditures

(10億円 ¥ billion)

減価償却費、資本的支出 Depreciation, Capital Expenditures	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
減価償却費 Depreciation and Amortization	–	–	–	–	–	–	187.3	187.4	205.1	204.3	218.1	220.7	222.0	221.0	225.4	250.8	234.8	216.5
運輸業 Transportation	–	–	–	–	–	–	182.8	183.2	200.7	200.1	211.7	207.1	207.8	206.7	210.8	236.2	219.7	–
流通業 Merchandise and Other	–	–	–	–	–	–	1.4	1.3	1.5	1.4	1.7	2.6	2.6	2.4	2.4	2.4	2.5	–
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	3.5	9.4	9.8	10.2	10.3	10.2	10.6	–
その他の事業 Other Services	–	–	–	–	–	–	3.0	2.8	2.8	2.7	1.1	1.5	1.6	1.5	1.7	1.8	1.8	–
消去又は全社 Eliminations or Corporate	–	–	–	–	–	–	0	0	0	0	0	0	0	0	0	0	0	–
資本的支出 Capital Expenditures	–	–	–	–	–	–	172.9	188.6	182.9	180.1	221.5	174.0	173.9	178.5	167.3	142.7	132.4	–
運輸業 Transportation	–	–	–	–	–	–	149.1	161.9	154.5	148.7	150.8	158.6	161.0	169.0	150.9	124.6	112.3	–
流通業 Merchandise and Other	–	–	–	–	–	–	1.0	1.6	1.9	1.2	6.3	7.6	3.7	3.3	2.6	3.9	2.8	–
不動産業 Real Estate	–	–	–	–	–	–	–	–	–	–	56.9	6.4	7.8	4.1	11.3	11.0	14.7	–
その他の事業 Other Services	–	–	–	–	–	–	22.7	25.1	26.4	30.1	7.4	1.1	1.3	1.8	2.4	3.0	2.5	–
消去又は全社 Eliminations or Corporate	–	–	–	–	–	–	0	0	0	0	0	0	0	0	0	0	0	–

注 平成10(1998)年度以前の「不動産業」は、主に「その他の事業」に含む

Note: Real Estate segment had been mainly included in Others segment until FY 1999.3

連結キャッシュ・フロー計算書(抜粋) Consolidated Cash Flow Statements (abstract)

(10億円 ¥ billion)

連結キャッシュ・フロー計算書(抜粋) Consolidated Cash Flow Statements (abstract)	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
営業活動によるキャッシュ・フロー Net Cash Provided by Operating Activities	–	–	–	–	–	–	–	–	–	–	300.3	353.2	360.1	382.9	369.9	422.7	477.9	–
投資活動によるキャッシュ・フロー Net Cash Used in Investing Activities	–	–	–	–	–	–	–	–	–	–	△196.2	△126.9	△73.3	△168.9	△150.8	△97.6	△119.6	–
財務活動によるキャッシュ・フロー Net Cash Used in Financing Activities	–	–	–	–	–	–	–	–	–	–	△101.9	△266.2	△344.6	△207.8	△217.3	△326.6	△264.0	–
現金及び現金同等物の増減 Net Increase (Decrease) in Cash and Cash Equivalents	–	–	–	–	–	–	–	–	–	–	2.2	△39.9	△57.8	6.1	1.7	△1.5	94.2	–

単体決算の推移 NON-CONSOLIDATED FINANCIAL DATA

JR-CENTRAL

収支状況 Operating Results

(10億円 ¥ billion)

	昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度(予想) (2006) 2007.3(forecast)
営業収益 Operating Revenues	874.6	968.6	1,003.1	1,101.3	1,130.7	1,110.5	1,113.8	1,083.9	1,112.7	1,146.2	1,147.1	1,106.8	1,090.3	1,104.8	1,128.5	1,109.3	1,127.7	1,149.2	1,199.6	1,176.0
鉄道事業収入 Railway Business	868.3	965.9	999.5	1,097.3	1,126.4	1,105.4	1,105.0	1,075.7	1,105.6	1,136.3	1,139.1	1,097.4	1,081.5	1,095.9	1,120.2	1,100.9	1,118.6	1,140.8	1,191.4	1,167.8
旅客運輸収入 Railway Operations	825.5	919.6	953.8	1,048.1	1,074.0	1,051.6	1,049.1	1,020.7	1,044.8	1,072.9	1,078.2	1,038.0	1,023.8	1,041.0	1,064.8	1,045.4	1,063.3	1,085.5	1,136.1	1,109.0
鉄道線路使用料収入 Railway Usage	2.1	2.3	2.4	2.4	2.5	2.8	2.9	2.6	3.4	3.5	4.0	4.0	3.4	3.5	3.4	3.2	3.2	3.4	3.4	–
運輸雑収 Miscellaneous	40.7	43.9	43.2	46.6	49.7	50.8	53.0	52.3	57.4	59.8	56.8	55.3	54.2	51.3	51.9	52.1	52.0	51.8	51.8	–
関連事業収入 Affiliated Business	6.3	2.7	3.6	4.0	4.3	5.1	8.7	8.1	7.0	9.9	7.9	9.4	8.8	8.8	8.3	8.4	9.1	8.4	8.1	8.2
営業費用 Operating Costs and Expenses	803.1	866.2	889.4	968.1	843.1	705.8	722.7	740.8	734.0	765.6	778.4	771.3	763.6	780.1	771.6	784.6	800.4	818.2	815.8	825.0
人件費 Personnel Expenses	117.8	139.3	139.2	152.1	163.9	173.3	179.4	191.2	189.5	187.6	190.7	197.9	195.2	201.6	179.5	173.5	170.5	167.4	170.2	164.0
物件費 Non-Personnel Expenses	199.7	226.7	238.1	289.1	313.7	308.1	314.4	332.1	325.7	358.3	336.9	334.1	318.4	334.0	347.5	368.5	384.0	378.6	390.8	426.0
動力費 Energy	33.4	32.9	34.2	38.1	39.4	40.1	39.8	39.3	39.0	39.0	39.0	36.2	34.3	33.9	33.8	31.5	30.7	31.5	31.9	32.0
修繕費 Maintenance	73.7	85.6	88.2	104.8	133.6	126.5	124.7	145.2	131.0	152.2	139.3	138.4	125.1	125.5	127.4	162.5	175.8	166.0	161.5	190.0
業務費 Others	92.5	108.1	115.5	146.2	140.7	141.4	149.8	147.5	155.6	167.0	158.5	159.3	158.9	174.4	186.2	174.3	177.4	181.0	197.3	204.0
新幹線使用料 Shinkansen Leasing Fee	416.8	416.8	420.0	420.0	207.8	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
租税公課 Taxes Other Than Income Taxes	14.4	19.0	20.3	24.6	24.6	37.5	38.9	34.5	36.1	36.8	50.3	39.4	38.2	37.0	36.0	34.5	33.6	34.3	33.4	33.0
減価償却費 Depreciation and Amortization	54.2	64.1	71.7	82.1	132.8	186.7	189.8	182.9	182.5	182.8	200.3	199.8	211.6	207.4	208.4	208.0	212.2	237.8	221.2	202.0
営業利益 Operating Income	71.5	102.4	113.7	133.2	287.6	404.7	391.0	343.0	378.6	380.6	368.6	335.4	326.7	324.7	356.9	324.7	327.3	330.9	383.7	351.0
営業外損益 Non-Operating Income (Loss)	△ 10.7	△ 7.5	△ 5.3	△ 3.9	△ 170.5	△ 337.0	△ 326.6	△ 304.3	△ 316.1	△ 314.2	△ 307.2	△ 263.2	△ 256.5	△ 259.5	△ 272.3	△ 234.0	△ 209.8	△ 202.9	△ 188.3	△ 167.0
営業外収益 Non-Operating Revenues	12.4	16.9	17.8	17.1	21.1	16.3	10.9	10.3	8.2	7.9	7.9	6.7	6.8	6.4	5.4	5.4	5.7	6.4	6.1	7.0
受取利息・配当金 Interest and Dividend Income	11.4	15.6	16.3	15.2	18.4	11.8	7.0	5.0	2.9	2.0	1.6	1.7	0.9	1.2	0.6	0.6	0.6	0.8	0.7	0.8
その他 Others	0.9	1.3	1.5	1.9	2.7	4.4	3.9	5.2	5.3	5.9	6.3	4.9	5.8	5.1	4.8	4.7	5.1	5.6	5.4	6.2
営業外費用 Non-Operating Expenses	23.2	24.4	23.2	21.1	191.7	353.3	337.6	314.6	324.4	322.2	315.1	270.0	263.3	266.0	277.7	239.4	215.5	209.4	194.5	174.0
支払利息 Interest Expenses	21.9	20.5	19.0	20.5	190.6	349.3	334.6	311.6	310.7	286.5	267.5	259.3	250.5	238.7	220.7	204.0	190.7	176.6	158.6	150.2
その他 Others	1.2	3.9	4.2	0.5	1.1	4.0	3.0	3.0	13.6	35.7	47.6	10.6	12.7	27.2	57.0	35.4	24.8	32.8	35.8	23.8
経常利益 Ordinary Income	60.7	94.9	108.3	129.2	117.0	67.6	64.3	38.7	62.5	66.3	61.4	72.1	70.2	65.1	84.5	90.7	117.5	127.9	195.3	184.0
特別損益 Extraordinary Income (Loss)	0.0	0.0	16.6	△ 12.0	0.2	0.1	0.2	0.0	△ 4.2	0.9	1.9	△ 23.7	0.1	22.9	△ 4.9	5.8	△ 3.4	19.6	△ 3.1	–
特別利益 Extraordinary Income	11.1	5.4	26.5	2.4	3.1	1.2	11.5	15.5	11.2	37.5	17.1	21.7	10.1	56.6	67.3	21.3	11.9	34.0	3.9	–
特別損失 Extraordinary Loss	11.0	5.4	9.9	14.4	2.8	1.0	11.3	15.4	15.5	36.6	15.1	45.4	9.9	33.7	72.2	15.4	15.4	14.3	7.0	–
税引前当期利益 Income before Income Taxes	60.8	94.9	124.9	117.2	117.3	67.8	64.6	38.8	58.2	67.2	63.4	48.4	70.4	88.0	79.6	96.6	114.0	147.6	192.2	184.0
法人税等 Income Taxes	44.2	59.7	58.2	63.9	60.9	34.4	38.4	21.7	33.0	33.3	29.9	35.7	44.7	48.0	58.6	63.6	60.0	66.5	91.8	86.0
法人税等調整額 Deferred Taxes	–	–	–	–	–	–	–	–	–	–	–	–	△ 15.2	△ 11.1	△ 20.7	△ 10.2	△ 12.9	△ 9.5	△ 15.7	△ 13.0
当期純利益 Net Income	16.5	35.2	66.7	53.2	56.3	33.3	26.2	17.0	25.2	33.9	33.4	12.7	40.9	51.1	41.6	43.1	66.9	90.6	116.0	111.0

注　平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更

Note: Due to a change in Japanese accounting standards, enterprise tax, which was recorded as an operating expense, is recorded as a part of income taxes from FY 1999.3

財務状況 Financial Position

(10億円 ¥ billion)

	1988.3	1989.3	1990.3	1991.3	1992.3	1993.3	1994.3	1995.3	1996.3	1997.3	1998.3	1999.3	2000.3	2001.3	2002.3	2003.3	2004.3	2005.3	2006.3	2007.3(forecast)
資産合計 Total Assets	703.7	811.5	929.6	1,067.9	6,208.4	6,205.3	6,215.1	6,173.6	6,162.6	6,061.4	5,959.8	5,832.9	5,824.7	5,666.5	5,479.0	5,376.0	5,302.2	5,146.4	5,156.0	–
負債合計 Total Liabilities	521.7	594.2	645.6	730.6	5,831.6	5,806.5	5,801.4	5,754.2	5,729.4	5,605.7	5,482.1	5,353.9	5,235.4	5,037.3	4,816.6	4,685.1	4,544.8	4,309.9	4,202.8	–
長期債務 Long-Term Debt and Long-Term Payables	5,269.3	5,223.0	5,232.7	5,195.6	5,456.2	5,422.3	5,392.0	5,346.3	5,278.5	5,164.3	5,045.2	4,922.2	4,801.0	4,560.8	4,289.3	4,125.5	3,943.4	3,665.8	3,455.7	3,455.7
資本合計 Total Shareholders' Equity	182.0	217.2	284.0	337.2	376.7	398.8	413.6	419.3	433.1	455.6	477.7	479.0	589.3	629.1	662.3	690.8	757.3	836.5	953.2	–

設備投資額 Capital Investment

(10億円 ¥ billion)

	1988.3	1989.3	1990.3	1991.3	1992.3	1993.3	1994.3	1995.3	1996.3	1997.3	1998.3	1999.3	2000.3	2001.3	2002.3	2003.3	2004.3	2005.3	2006.3	2007.3(forecast)
設備投資額 Capital Investment	50.1	120.3	159.5	174.3	197.8	211.1	166.9	164.8	171.3	172.6	159.2	156.8	151.5	157.6	161.5	169.8	155.5	128.5	128.3	230.0

当社の経営指標の推移 FINANCIAL STATEMENT RATIOS

連結 Consolidated

		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3
株主資本利益率(ROE) Return on Equity	%	—	—	—	17.3	15.9	8.8	6.5	4.1	6.0	8.3	7.0	2.3	7.1	8.7	6.5	7.2	9.9	11.9	13.4
*総資本営業利益率 Operating Income/Total Assets	%	—	—	—	13.1	7.9	6.5	6.3	5.6	6.1	6.2	6.1	5.6	5.4	5.6	6.4	6.1	6.2	6.5	7.6
*総資本経常利益率 Ordinary Income/Total Assets	%	—	—	—	12.8	3.2	1.1	1.1	0.7	1.1	1.1	1.0	1.2	1.1	1.2	1.6	1.8	2.4	2.6	4.0
総資本当期利益率 Net Income/Total Assets	%	—	—	—	5.2	1.5	0.5	0.4	0.3	0.4	0.6	0.5	0.2	0.6	0.9	0.7	0.9	1.3	1.8	2.3
*売上高営業利益率 Operating Income/Operating Revenues	%	—	—	10.9	11.6	24.3	33.7	32.4	28.6	30.9	30.0	29.0	27.3	26.7	25.2	27.1	25.0	24.9	24.7	27.5
*売上高経常利益率 Ordinary Income/Operating Revenues	%	—	—	10.4	11.3	9.9	5.8	5.5	3.5	5.4	5.4	4.9	5.9	5.5	5.4	6.9	7.6	9.5	10.1	14.5
EBITDA Earnings Before Interest,Taxes,Depreciation and Amortization	10億円 ¥Billion	—	—	—	—	—	—	—	—	571.0	571.6	576.1	541.3	543.8	556.7	592.4	562.4	569.8	598.6	638.6
売上高債務比率 Total Long-Term Debt and Long-Term Payables/Operating Revenues	倍 Times	—	—	0.3	0.3	4.6	4.5	4.4	4.4	4.3	4.1	4.0	4.1	4.0	3.5	3.2	3.1	2.9	2.7	2.4
総資本回転率 Asset Turnover	回 Times	—	—	—	1.1	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.3
株主資本比率 Equity Ratio	%	—	—	29.7	30.7	6.0	6.4	6.6	6.6	6.8	7.3	7.8	7.9	9.6	10.6	11.6	12.4	14.0	16.0	18.3
*インタレストカバレッジレシオ Interest Coverage Ratio	倍 Times	—	—	6.9	7.2	1.6	1.2	1.2	1.1	1.2	1.3	1.4	1.3	1.3	1.4	1.7	1.6	1.8	1.9	2.5
固定比率 Fixed Ratio	%	—	—	246.2	236.8	1,586.9	1,506.9	1,442.3	1,433.6	1,383.0	1,301.6	1,237.2	1,219.4	994.6	908.9	835.6	778.9	691.9	604.0	516.9
流動比率 Current Ratio	%	—	—	104.7	105.7	83.7	75.1	84.8	87.3	87.4	65.1	52.2	46.6	56.4	46.4	33.8	32.4	28.8	28.2	41.5

単体 Non-Consolidated

		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3
株主資本利益率(ROE) Return on Equity	%	9.5	17.6	26.6	17.1	15.8	8.6	6.4	4.1	5.9	7.6	7.2	2.7	7.7	8.4	6.5	6.4	9.2	11.4	13.0
*総資本営業利益率 Operating Income/Total Assets	%	11.4	13.5	13.1	13.3	7.9	6.5	6.3	5.5	6.1	6.2	6.1	5.7	5.6	5.7	6.4	6.0	6.1	6.3	7.4
*総資本経常利益率 Ordinary Income/Total Assets	%	9.7	12.5	12.4	12.9	3.2	1.1	1.0	0.6	1.0	1.1	1.0	1.2	1.2	1.1	1.5	1.7	2.2	2.4	3.8
総資本当期利益率 Net Income/Total Assets	%	2.6	4.6	7.7	5.3	1.5	0.5	0.4	0.3	0.4	0.6	0.6	0.2	0.7	0.9	0.7	0.8	1.3	1.7	2.3
*売上高営業利益率 Operating Income/Operating Revenues	%	8.2	10.6	11.3	12.1	25.4	36.4	35.1	31.7	34.0	33.2	32.1	30.3	30.0	29.4	31.6	29.3	29.0	28.8	32.0
*売上高経常利益率 Ordinary Income/Operating Revenues	%	6.9	9.8	10.8	11.7	10.4	6.1	5.8	3.6	5.6	5.8	5.4	6.5	6.4	5.9	7.5	8.2	10.4	11.1	16.3
EBITDA Earnings Before Interest,Taxes,Depreciation and Amortization	10億円 ¥Billion	125.8	166.6	185.4	215.3	420.5	591.4	580.9	525.9	561.2	563.4	569.0	535.3	538.4	532.1	565.3	532.7	539.5	568.8	605.0
売上高債務比率 Total Long-Term Debt and Long-Term Payables/Operating Revenues	倍 Times	0.4	0.3	0.3	0.3	4.8	4.9	4.8	4.9	4.7	4.5	4.4	4.4	4.4	4.1	3.8	3.7	3.5	3.2	2.9
総資本回転率 Asset Turnover	回 Times	1.4	1.3	1.2	1.1	0.3	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
株主資本比率 Equity Ratio	%	25.9	26.8	30.6	31.6	6.1	6.4	6.7	6.8	7.0	7.5	8.0	8.2	10.1	11.1	12.1	12.9	14.3	16.3	18.5
*インタレストカバレッジレシオ Interest Coverage Ratio	倍 Times	3.8	5.7	6.8	7.2	1.6	1.2	1.2	1.1	1.2	1.3	1.4	1.3	1.3	1.4	1.6	1.6	1.7	1.9	2.4
固定比率 Fixed Ratio	%	287.0	271.8	242.5	233.5	1,574.0	1,492.0	1,428.1	1,402.5	1,352.5	1,278.4	1,208.5	1,180.7	957.5	877.6	811.4	762.8	682.0	598.5	515.4
流動比率 Current Ratio	%	100.5	100.6	102.3	103.5	81.9	76.7	87.2	86.4	85.2	61.0	48.6	41.4	49.2	34.9	22.6	21.8	23.4	23.2	36.2
配当性向 Dividend Payout Ratio	%	—	—	—	21.0	19.9	33.6	42.7	65.8	44.4	33.0	33.5	88.2	27.3	21.9	26.9	26.1	16.8	13.6	12.6
株主資本配当率 Dividends to Shareholders' Equity Ratio	%	—	—	—	3.3	3.0	2.8	2.7	2.7	2.6	2.5	2.3	2.3	1.9	1.8	1.7	1.6	1.5	1.5	1.5
1人当たり売上高 Operating Revenues per Employee	千円 ¥Thousand	40,909	45,492	47,822	53,048	53,245	50,784	50,127	48,227	49,301	50,830	50,994	49,516	49,182	50,442	52,485	52,837	55,147	57,744	61,572
*1人当たり経常利益 Ordinary Income per Employee	千円 ¥Thousand	2,842	4,457	5,166	6,225	5,512	3,095	2,898	1,722	2,770	2,941	2,732	3,230	3,170	2,975	3,934	4,321	5,746	6,431	10,028
1株当たり純資産額 Shareholders' Equity per Share	円 Yen	81,286	97,003	126,798	150,573	168,200	178,051	184,676	187,195	193,365	203,433	213,268	213,851	263,124	280,881	295,689	308,292	337,995	373,330	425,413
1株当たり当期純利益(EPS) Earnings per Share	円 Yen	7,402	15,717	29,794	23,775	25,170	14,903	11,697	7,594	11,254	15,156	14,921	5,671	18,298	22,851	18,603	19,153	29,778	40,329	51,674

注 1.＊平成10(1998)年度から会計制度の変更により、事業税の計上箇所を営業費用より法人税等に変更したため、平成9(1997)年度までの値と比較できない
2.EBITDAは 営業利益＋減価償却費 で計算
3.インタレストカバレッジレシオは (営業利益＋受取利息・配当金)/支払利息 で計算

Notes: 1.＊From FY 1999.3, figures are not comparable with prior years' figures due to a change in Japanese accounting standards (enterprise tax, which was recorded as an operating expense, is now recorded as a part of income taxes)
2. EBITDA as used by JR Central represents operating income plus depreciation and amortization
3. Interest coverage ratio is calculated as the sum of operating income and interest and dividend income devided by interest expense

輸送データ TRANSPORTATION DATA

旅客運輸収入 Railway Operations Revenues

(10億円 ¥ billion)

		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度(予想) (2006) 2007.3(forecast)
東海道新幹線 Tokaido Shinkansen	定期 Commuter Passes	1.5	2.4	3.2	4.8	6.8	8.3	9.2	10.1	10.8	11.7	12.1	12.5	12.5	12.7	13.0	13.2	13.2	13.8	14.4	14.4
	定期外 Ordinary Tickets	713.0	807.6	839.3	920.2	937.1	911.5	910.5	887.9	914.5	941.2	949.1	913.0	901.1	919.2	943.7	925.8	944.2	967.3	1,015.8	990.4
	小計 Subtotal	714.5	810.1	842.5	925.1	943.9	919.8	919.8	898.1	925.4	952.9	961.3	925.5	913.7	932.0	956.7	939.0	957.4	981.1	1,030.2	1,004.9
	荷物 Small-package services	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.0
	計 Total	714.6	810.2	842.6	925.2	944.0	919.9	919.9	898.2	925.5	953.0	961.4	925.6	913.8	932.1	956.8	939.1	957.6	981.3	1,030.4	1,004.9
在来線 Conventional Railway	定期 Commuter Passes	24.2	25.0	26.0	28.2	30.0	31.2	32.2	32.2	32.1	32.6	31.8	32.1	31.8	32.1	32.0	32.0	32.3	32.5	32.7	32.7
	定期外 Ordinary Tickets	86.4	84.2	84.9	94.4	99.7	100.3	96.8	90.0	86.9	87.1	84.8	80.0	78.0	76.7	75.7	74.1	73.3	71.6	72.9	71.2
	小計 Subtotal	110.7	109.2	111.0	122.7	129.8	131.5	129.0	122.3	119.1	119.7	116.6	112.2	109.8	108.8	107.8	106.2	105.6	104.1	105.6	103.9
	荷物 Small-package services	0.1	0.1	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	計 Total	110.9	109.4	111.2	122.9	130.0	131.7	129.2	122.5	119.3	119.9	116.8	112.3	109.9	108.9	107.9	106.3	105.7	104.2	105.7	103.9
合計 Total	定期 Commuter Passes	25.8	27.4	29.3	33.1	36.9	39.5	41.5	42.4	43.0	44.3	43.9	44.7	44.4	44.8	45.1	45.3	45.5	46.3	47.2	47.2
	定期外 Ordinary Tickets	799.5	891.9	924.2	1,014.7	1,036.8	1,011.8	1,007.4	978.0	1,001.5	1,028.3	1,034.0	993.1	979.1	996.0	1,019.4	999.9	1,017.5	1,038.9	1,088.7	1,061.6
	小計 Subtotal	825.3	919.4	953.6	1,047.9	1,073.8	1,051.4	1,048.9	1,020.5	1,044.5	1,072.7	1,078.0	1,037.8	1,023.6	1,040.9	1,064.6	1,045.3	1,063.0	1,085.3	1,135.9	1,108.8
	荷物 Small-package services	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2	0.1	0.1
	計 Total	825.5	919.6	953.8	1,048.1	1,074.0	1,051.6	1,049.1	1,020.7	1,044.8	1,072.9	1,078.2	1,038.0	1,023.8	1,041.0	1,064.8	1,045.4	1,063.3	1,085.5	1,136.1	1,109.0

輸送人キロ Passenger-Kilometers

(100万人キロ million passenger-kilometers)

		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度(予想) (2006) 2007.3(forecast)
東海道新幹線 Tokaido Shinkansen	定期 Commuter Passes	146	223	301	428	586	700	784	852	913	973	992	1,024	1,027	1,047	1,072	1,088	1,096	1,155	1,199	1,199
	定期外 Ordinary Tickets	31,977	36,076	37,103	40,913	41,255	39,956	39,720	38,056	38,904	40,000	40,098	38,383	37,851	38,624	39,501	38,501	39,244	40,402	42,578	41,512
	計 Total	32,123	36,299	37,404	41,341	41,841	40,655	40,504	38,907	39,817	40,973	41,090	39,407	38,878	39,670	40,573	39,589	40,340	41,556	43,777	42,711
在来線 Conventional Railway	定期 Commuter Passes	3,724	3,909	4,091	4,423	4,760	4,984	5,116	5,150	5,161	5,218	5,093	5,073	5,046	5,073	5,070	5,060	5,132	5,162	5,211	5,210
	定期外 Ordinary Tickets	5,301	4,877	4,807	5,286	5,510	5,561	5,377	4,851	4,530	4,513	4,383	4,057	3,968	3,931	3,890	3,819	3,800	3,760	3,893	3,800
	計 Total	9,025	8,786	8,898	9,709	10,269	10,545	10,493	10,001	9,691	9,731	9,476	9,131	9,014	9,004	8,960	8,878	8,933	8,922	9,103	9,010
合計 Total	定期 Commuter Passes	3,869	4,132	4,392	4,851	5,346	5,684	5,900	6,002	6,074	6,191	6,085	6,097	6,074	6,119	6,143	6,148	6,229	6,317	6,410	6,409
	定期外 Ordinary Tickets	37,278	40,953	41,910	46,199	46,764	45,517	45,097	42,907	43,434	44,514	44,481	42,440	41,819	42,555	43,390	42,320	43,044	44,162	46,470	45,312
	計 Total	41,148	45,085	46,302	51,051	52,110	51,201	50,997	48,909	49,508	50,705	50,565	48,538	47,892	48,674	49,533	48,468	49,273	50,479	52,880	51,721

輸送人員 Passenger Ridership

(100万人 million passengers)

		昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度(予想) (2006) 2007.3(forecast)
東海道新幹線 Tokaido Shinkansen	定期 Commuter Passes	2	2	3	5	6	7	8	9	10	10	11	11	11	11	11	12	12	12	13	13
	定期外 Ordinary Tickets	100	110	114	125	128	125	124	119	123	124	124	119	117	119	121	118	121	124	131	128
	計 Total	102	112	117	130	134	132	132	128	133	134	134	130	128	130	132	130	132	137	144	140
在来線 Conventional Railway	定期 Commuter Passes	189	199	208	223	238	248	252	253	252	253	247	244	242	241	240	238	239	239	242	242
	定期外 Ordinary Tickets	112	123	119	131	141	144	144	140	141	143	141	137	136	137	137	135	136	135	141	137
	計 Total	301	322	327	354	380	392	396	393	393	395	387	382	378	377	377	373	374	374	382	379
合計 Total	定期 Commuter Passes	191	201	211	227	244	254	260	260	260	262	256	254	252	250	250	248	249	250	252	–
	定期外 Ordinary Tickets	201	221	225	248	260	260	259	251	256	257	255	248	245	247	249	245	247	250	262	–
	計 Total	392	422	436	475	504	514	518	511	516	519	511	502	497	497	498	492	496	499	514	–

注 輸送人員の合計は新幹線、在来線の重複人員を除いて計上

Note: A passenger using both Shinkansen and conventional railway in a single journey is counted as one ride

輸送効率 Transport Efficiency

(%)

	昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度(予想) (2006) 2007.3(forecast)
東海道新幹線 Tokaido Shinkansen	–	–	–	–	66.2	63.1	64.1	62.1	63.5	67.1	67.2	65.4	65.2	66.7	67.7	65.8	66.2	64.3	62.6	–
在来線 Conventional Railway	–	–	–	–	39.1	40.3	40.1	38.8	37.6	38.0	37.3	36.5	35.7	35.1	35.1	34.8	35.2	35.8	35.9	–

客車走行キロ Rolling Stock Kilometers

(100万キロ million kilometers)

	昭和62年度 (1987) 1988.3	63年度 (1988) 1989.3	平成元年度 (1989) 1990.3	2年度 (1990) 1991.3	3年度 (1991) 1992.3	4年度 (1992) 1993.3	5年度 (1993) 1994.3	6年度 (1994) 1995.3	7年度 (1995) 1996.3	8年度 (1996) 1997.3	9年度 (1997) 1998.3	10年度 (1998) 1999.3	11年度 (1999) 2000.3	12年度 (2000) 2001.3	13年度 (2001) 2002.3	14年度 (2002) 2003.3	15年度 (2003) 2004.3	16年度 (2004) 2005.3	17年度 (2005) 2006.3	18年度(予想) (2006) 2007.3(forecast)
東海道新幹線 Tokaido Shinkansen	586	603	658	713	755	770	757	751	754	738	739	729	722	720	725	728	737	782	845	–
在来線 Conventional Railway	209	212	219	229	238	236	234	227	228	226	225	221	219	216	214	213	211	207	205	–
合計 Total	795	815	877	942	993	1,006	991	978	983	963	964	950	941	936	939	940	948	989	1,050	–

国鉄改革 RESTRUCTURING OF JAPANESE NATIONAL RAILWAYS (JNR)

■国鉄の分割・民営化の概要 Outline of the Breakup and Privatization of JNR (April, 1987)

日本国有鉄道
Japanese National Railways (JNR)

旅客 Passenger Transportation

旅客会社　全国6社 6 Passenger Railway Companies	営業キロ km	従業員数(人) employees
東海旅客鉄道株式会社 Central Japan Railway Company	**2,003**	**21,410**
北海道旅客鉄道株式会社 Hokkaido Railway Company	3,176	12,719
東日本旅客鉄道株式会社 East Japan Railway Company	7,657	82,469
西日本旅客鉄道株式会社 West Japan Railway Company	5,325	51,538
四国旅客鉄道株式会社 Shikoku Railway Company	880	4,455
九州旅客鉄道株式会社 Kyushu Railway Company	2,406	14,589

→ バス会社 Bus Companies
原則として新会社発足後分離独立※1
Split off following establishment of new companies[1]

新幹線鉄道保有機構※2
Shinkansen Holding Corporation[2]
職員数(人) 64 employees

貨物 Freight

日本貨物鉄道株式会社
Japan Freight Railway Company
従業員数(人) 12,005 employees

通信 Telecommunication

鉄道通信株式会社※3
Railway Telecommunication Company[3]
従業員数(人) 563 employees

システム Information Systems

鉄道情報システム株式会社
Railway Information Systems Company
従業員数(人) 280 employees

研究 Research

財団法人鉄道総合技術研究所
Railway Technical Research Institute
職員数(人) 545 employees

日本国有鉄道清算事業団※4
Japanese National Railways Settlement Corporation[4]

注
1. 本州旅客3社のバス事業は、昭和63(1988)年4月に分離され、当該旅客会社の100%出資子会社となりました。
2. 新幹線鉄道保有機構は、平成3(1991)年10月に鉄道整備基金に承継され、さらに鉄道整備基金は平成9(1997)年10月に運輸施設整備事業団に承継されました。
3. 鉄道通信株式会社は、平成元(1989)年5月に(旧)日本テレコム株式会社と合併し、商号を日本テレコム株式会社に変更しました。
4. 日本国有鉄道清算事業団は、平成10(1998)年10月に解散し、日本鉄道建設公団に承継されました。日本鉄道建設公団と運輸施設整備事業団は平成15(2003)年10月に独立行政法人鉄道建設・運輸施設整備支援機構に承継されました。

Notes:
1. The bus operations of three JR companies on Honshu (JR Central, JR East, and JR West) were split off as wholly owned subsidiaries in April 1988.
2. The Shinkansen Holding Corporation was succeeded by the Railway Development Fund in October 1991. The Railway Development Fund was succeeded by the Corporation for Advanced Transport and Technology (CATT) in October 1997.
3. The Railway Telecommunication Company merged with former Japan Telecom in May 1989. The new company retained the name Japan Telecom Co., Ltd.
4. The Japanese National Railway Settlement Corporation was succeeded in October 1998 by the Japanese Railway Construction Public Corporation (JRCC). The Japan Railway Construction, Transport and Technology Agency was established in October 2003 as a result of the merger of JRCC and the CATT.

■新幹線資産・債務の配分 Valuation of Shinkansen Assets



(兆円 ¥ trillion)
東海道 Tokaido
東北・上越 Tohoku, Joetsu
山陽 Sanyo
昭和62(1987)年4月 April 1987
簿価(国鉄) Book price
0.47 (8.4%)
4.49 (79.4%)
0.69 (12.2%)
5.65
平成3(1991)年10月 Oct 1991
再々評価(収益調整前) Revised valuation
2.96 (32.2%)
4.42 (48.2%)
1.79 (19.6%)
9.17
再々評価(収益調整後) Transfer price
5.09 (55.5%)
3.11 (33.9%)
0.97 (10.6%)
9.17
JR東海 JR Central
JR東日本 JR East
JR西日本 JR West

■旅客会社6社の営業エリア Operating Areas of Six Passenger Railway Companies



JR北海道 Hokkaido Railway Company
JR東日本 East Japan Railway Company
JR西日本 West Japan Railway Company
JR九州 Kyushu Railway Company
JR四国 Shikoku Railway Company
JR東海 Central Japan Railway Company
京都 KYOTO
名古屋 NAGOYA
東京 TOKYO
新大阪 SHIN-OSAKA
東海道新幹線 Tokaido Shinkansen
新幹線 Shinkansen
在来線 Conventional Railway

注 平成18(2006)年3月31日現在　Note: As of March 31, 2006

目 次

将来見通しに関する注意事項

"ファクト・シート 2006" に記載されている将来の計画や見込み数値等は、当社が現在入手可能な情報に基づく見通しであり、リスクや不確実性を含んでいます。潜在的なリスクや不確実性の例としては、経済動向や事業環境、消費動向、当社および子会社における他社との競合状況、法律や規制等の変更などが挙げられます。

CONTENTS

Forward-Looking Statements

Throughout this fact sheets, forward-looking statements, such as business plans, strategies, and financial forecasts, are based on assumptions that reflect information available at the time of writing. The accuracy of such statements, therefore, is inherently uncertain because it is affected by future macroeconomic trends and business environment developments, notably, consumption trends, competitive challenges, and changes in relevant laws and legal provisions.

CENTRAL JAPAN RAILWAY COMPANY

ファクト・シート

FACT SHEETS 2006

東海旅客鉄道株式会社

RECEIVED

2007 JAN -3 P 12:42

CORPORATE FINANCE

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

Fact Sheets 2006 (modified version) (Attachment 1)

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Amendments to the Annual Securities Reports, etc.

   a. Amendment to the Annual Securities Report, dated October 13, 2006, modifying certain information contained in the Annual Securities Report for the fiscal year ended March 31, 2006 filed as of June 26, 2006 (a brief description of the said Amendment is set forth in Exhibit B)

   b. Amendment to the Shelf Registration Statement, dated October 13, 2006, adding the Amendment to the Annual Securities Report set forth in a. above to the list of documents incorporated by reference in the Shelf Registration Statement filed as of October 17, 2005 (the "Shelf Registration Statement")

   c. Amendment to the Semi-annual Securities Report, dated October 13, 2006, modifying certain information contained in the Semi-annual Securities Report for the six months ended September 30, 2005 filed as of December 21, 2005 (a brief description of the said Amendment is set forth in Exhibit B)

   d. Amendment to the Annual Securities Report, dated October 13, 2006, modifying certain information contained in the Annual Securities Report for the fiscal year ended March 31, 2005 filed as of June 24, 2005 (a brief description of the said Amendment is set forth in Exhibit B)

   e. Amendment to the Semi-annual Securities Report, dated October 13, 2006, modifying certain information contained in the Semi-annual Securities Report for the six months ended September 30, 2004 filed as of December 17, 2004 (a brief description of the said Amendment is set forth in Exhibit B)

   f. Amendment to the Annual Securities Report, dated October 13, 2006, modifying certain information contained in the Annual Securities Report for the fiscal year ended March 31, 2004 filed as of June 24, 2004 (a brief description of the said Amendment is set forth in Exhibit B)

   g. Amendment to the Semi-annual Securities Report, dated October 13, 2006, modifying certain information contained in the Semi-annual Securities Report for

the six months ended September 30, 2003 filed as of December 18, 2003 (a brief description of the said Amendment is set forth in Exhibit B)

h. Amendment to the Annual Securities Report, dated October 13, 2006, modifying certain information contained in the Annual Securities Report for the fiscal year ended March 31, 2003 filed as of June 26, 2003 (a brief description of the said Amendment is set forth in Exhibit B)

i. Amendment to the Annual Securities Report, dated October 13, 2006, modifying certain information contained in the Annual Securities Report for the fiscal year ended March 31, 2002 filed as of June 26, 2002 (a brief description of the said Amendment is set forth in Exhibit B)

2. Supplemental Document to the Shelf Registration Statement, filed with the Director of the Tokai Local Finance Bureau, with respect to the Company's Bonds to be Offered for Subscription

a. Supplemental Document to the Shelf Registration Statement, dated November 8, 2006 in connection with the issuance of the 26th Series Unsecured Bonds and the 27th Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

3. Brief announcement of financial results and the reference materials attached thereto

a. Brief announcement of interim consolidated financial statements, dated October 27, 2006, for the six months ended September 30, 2006 (an extracted English translation is attached as Attachment 2)

b. Summary of interim non-consolidated financial statements, dated October 27, 2006, for the six months ended September 30, 2006 (an extracted English translation is attached as Attachment 3)

c. Reference materials, dated October 27, 2006, which contain the summary of the interim consolidated results for the six months ended September 30, 2006 and are attached to the brief announcement of interim consolidated financial statements for the six months ended September 30, 2006 set forth in a. above (an English translation is attached as Attachment 4)

4. Supplementary material for the financial results

a. Supplementary material for the financial results for the six months ended September 30, 2006 (a brief description of the said document is set forth in Exhibit B)

5. Press releases which may be material to an investment decision

a. Press release titled "Determination of the Capital Expenditure Plan Required for the Replacement of Facilities and the Extension of the Yamanashi Maglev Test

Line" dated September 25, 2006 (a brief description of the said document is set forth in Exhibit B)

b. Press release titled "Issuance of Domestic Straight Bonds" dated November 8, 2006 (an English translation is attached as Attachment 5)

c. Press release titled "Notice of Partial Amendment to the "Attached Material" of the Brief Announcement of the Semi-Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2007 and the Supplementary Material for the Interim Financial Results for the Fiscal Year Ended March 31, 2007" dated December 15, 2006 (an English translation is attached as Attachment 6)

Exhibit B

Brief Description of the Japanese Language Documents Designated in Exhibit A

1. Amendment to the Annual Securities Report, dated October 13, 2006, modifying certain information contained in the Annual Securities Report for the fiscal year ended March 31, 2006 filed as of June 26, 2006

Pursuant to the Securities and Exchange Law of Japan (the "Securities and Exchange Law"), the Company filed the above-referenced Amendment with the Director of the Kanto Local Finance Bureau (the "KLFB"), in order to modify some figures regarding the operating lease transactions, on a consolidated and non-consolidated basis, for (i) the relevant fiscal year from April 1, 2005 to March 31, 2006 and (ii) the previous fiscal year from April 1, 2004 to March 31, 2005, contained in the Annual Securities Report for the fiscal year ended March 31, 2006 filed with the said Director as of June 26, 2006.

2. Amendment to the Semi-annual Securities Report, dated October 13, 2006, modifying certain information contained in the Semi-annual Securities Report for the six months ended September 30, 2005 filed as of December 21, 2005

Pursuant to the Securities and Exchange Law, the Company filed the above-referenced Amendment with the Director of the KLFB, in order to modify some figures regarding the operating lease transactions, on a consolidated and non-consolidated basis, for (i) the relevant interim fiscal year from April 1, 2005 to September 30, 2005, (ii) the previous interim fiscal year from April 1, 2004 to September 30, 2004 and (iii) the fiscal year from April 1, 2004 to March 31, 2005, contained in the Semi-annual Securities Report for the six months ended September 30, 2005 filed with the said Director as of December 21, 2005.

3. Amendment to the Annual Securities Report, dated October 13, 2006, modifying certain information contained in the Annual Securities Report for the fiscal year ended March 31, 2005 filed as of June 24, 2005

Pursuant to the Securities and Exchange Law, the Company filed the above-referenced Amendment with the Director of the KLFB, in order to modify some figures regarding the operating lease transactions, on a consolidated and non-consolidated basis, for (i) the relevant fiscal year from April 1, 2004 to March 31, 2005 and (ii) the previous fiscal year from April 1, 2003 to March 31, 2004, contained in the Annual Securities Report for the fiscal year ended March 31, 2005 filed with the said Director as of June 24, 2005.

4. Amendment to the Semi-annual Securities Report, dated October 13, 2006, modifying certain information contained in the Semi-annual Securities Report for the six months ended September 30, 2004 filed as of December 17, 2004

Pursuant to the Securities and Exchange Law, the Company filed the above-referenced Amendment with the Director of the KLFB, in order to modify some figures regarding the operating lease transactions, on a consolidated and non-consolidated basis, for (i) the relevant interim fiscal year from April 1, 2004 to September 30, 2004, (ii) the previous interim fiscal year from April 1, 2003 to September 30, 2003 and (iii) the fiscal year from April 1, 2003 to March 31, 2004, contained in the Semi-annual Securities Report for the six months ended September 30, 2004 filed with the said Director as of December 17, 2004.

5. Amendment to the Annual Securities Report, dated October 13, 2006, modifying certain information contained in the Annual Securities Report for the fiscal year ended March 31, 2004 filed as of June 24, 2004

Pursuant to the Securities and Exchange Law, the Company filed the above-referenced Amendment with the Director of the KLFB, in order to modify some figures regarding the operating lease transactions, on a consolidated and non-consolidated basis, for (i) the relevant fiscal year from April 1, 2003 to March 31, 2004 and (ii) the previous fiscal year from April 1, 2002 to March 31, 2003, contained in the Annual Securities Report for the fiscal year ended March 31, 2004 filed with the said Director as of June 24, 2004.

6. Amendment to the Semi-annual Securities Report, dated October 13, 2006, modifying certain information contained in the Semi-annual Securities Report for the six months ended September 30, 2003 filed as of December 18, 2003

Pursuant to the Securities and Exchange Law, the Company filed the above-referenced Amendment with the Director of the KLFB, in order to modify some figures regarding the operating lease transactions, on a consolidated and non-consolidated basis, for (i) the relevant interim fiscal year from April 1, 2003 to September 30, 2003, (ii) the previous interim fiscal year from April 1, 2002 to September 30, 2002 and (iii) the fiscal year from April 1, 2002 to March 31, 2003, contained in the Semi-annual Securities Report for the six months ended September 30, 2003 filed with the said Director as of December 18, 2003.

7. Amendment to the Annual Securities Report, dated October 13, 2006, modifying certain information contained in the Annual Securities Report for the fiscal year ended March 31, 2003 filed as of June 26, 2003

Pursuant to the Securities and Exchange Law, the Company filed the above-referenced Amendment with the Director of the KLFB, in order to modify some figures regarding the operating lease transactions, on a consolidated and non-consolidated basis, for (i) the relevant consolidated fiscal year from April 1, 2002 to March 31, 2003 and (ii) the previous consolidated fiscal year from April 1, 2001 to March 31, 2002, contained in the Annual Securities Report for the fiscal year ended March 31, 2003 filed with the said Director as of June 26, 2003.

8. Amendment to the Annual Securities Report, dated October 13, 2006, modifying certain information contained in the Annual Securities Report for the fiscal year ended March 31, 2002 filed as of June 26, 2002

Pursuant to the Securities and Exchange Law, the Company filed the above-referenced Amendment with the Director of the KLFB, in order to modify some figures regarding the operating lease transactions, on a consolidated and non-consolidated basis, for the relevant fiscal year from April 1, 2001 to March 31, 2002, contained in the Annual Securities Report for the fiscal year ended March 31, 2002 filed with the said Director as of June 26, 2002.

9. Supplemental Document to the Shelf Registration Statement, dated November 8, 2006 in connection with the issuance of the 26th Series Unsecured Bonds and the 27th Series Unsecured Bonds

Subject to the filing of the Shelf Registration Statement referred to in Exhibit A, when the Company proposes to issue or distribute any securities designated in the Shelf Registration Statement valued at 100 million yen (JPY 100,000,000) or more of the aggregate price thereof through a public offering in Japan, the Company is required to file with the Director of the Tokai Local Financial Bureau, a Supplemental Document to the Shelf Registration Statement under the Securities and Exchange Law.

The above-referenced Supplemental Document contains certain specified terms and conditions of the 26th Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen (JPY 20,000,000,000) and the 27th Series Unsecured Bonds of the Company in the aggregate issue amount of 30,000 million yen (JPY 30,000,000,000).

The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the latest Annual Securities Report and certain other documents, the information concerning the terms and conditions of the public offering of the 26th Series Unsecured Bonds and the 27th Series Unsecured Bonds,

and the information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the News Release dated November 8, 2006 (Attachment 5).

10. Supplementary material for the financial results for the six months ended September 30, 2006

The supplementary material was filed with the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange on October 30, 2006, to supplement the brief announcement of the interim consolidated financial statements for the six months ended September 30, 2006, and is made public at the said Stock or Securities Exchanges.

The matters described in the referenced material consist of (i) the outline of the settlements of accounts on a consolidated basis for the six months ended September 30, 2006, which include the comparative interim consolidated statements of income, the comparative interim consolidated balance sheets, the comparative interim consolidated statements of cash flow, the expectation of business results and the estimated amount of decrease of the long-term debts for the consolidated and non-consolidated fiscal year ending March 31, 2007, and (ii) the explanatory materials of measures, which include the usage status of the Tokaido Shinkansen for the six months ended in September 2006, the transportation capacity and usage status for the past three years, the enhancement of the marketing and sales measures, the forecasts for the fiscal year ending March 31, 2007, the future measures, the development of the superconducting Maglev Test Line, the capital investment (on a non-consolidated basis), and the long-term debts (on a non-consolidated basis).

11. Press release titled "Determination of the Capital Expenditure Plan Required for the Replacement of Facilities and the Extension of the Yamanashi Maglev Test Line" dated September 25, 2006

Under the Timely Disclosure Regulation of the Tokyo Stock Exchange, if the executive organ of the Company determines certain matters which are material to an investment decision, the Company is required to disclose the details of such matters.

As the Company determined, at the meeting of the Board of Directors held on September 25, 2006, the capital expenditure plan required for the replacement of facilities and the extension of the Yamanashi Maglev Test Line, the Company has disclosed the details thereof by the above-referenced press release. Prior to the implementation of this capital expenditure plan, the Company will, jointly with the Railway Technical Research Institute and Japan Railway Construction, Transport and Technology Agency, file with

the Minister of Land, Infrastructure and Transport of Japan, an application for the authorization of an amendment to the Basic Plan of the Developing Technologies and the Construction Plan of the Yamanashi Test Line.

Under this capital expenditure plan, the Company estimates the construction cost for the ground infrastructure (including tunnels, elevated bridges, electric facilities and railway yards) at 319 billion yen (JPY 319,000,000,000) and for vehicles at 36 billion yen (JPY 36,000,000,000). The construction period is scheduled to be ten (10) years commencing in 2006 after obtaining the authorization for such plan, and the test period of the new facilities is scheduled to be approximately three (3) years from the end of 2013. The Company estimates no change in the forecasts for the consolidated and non-consolidated fiscal year ending March 31, 2007 resulting from the determination of this plan.

The purpose and progress of the development of the Yamanashi Maglev Test Line, to which this capital expenditure plan relates, are disclosed in the Annual Reports in English, the latest of which was furnished under Rule 12g3-2(b) with the letter dated September 25, 2006.

Attachment 2

[TRANSLATION]

Brief Announcement of the Semi-Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2007

October 27, 2006

Name of Listed Company:	Central Japan Railway Company ("JR Central" or the "Company")
Listed stock/securities exchanges:	Tokyo, Osaka and Nagoya Stock/Securities Exchanges
Location of the head office:	Aichi Prefecture
Code No.:	9022
(URL http://jr-central.co.jp)	
Representative:	
Title:	President and Representative Director
Name:	Masayuki Matsumoto
Contact Person:	
Title:	Director and General Manager of the Public Relations Department
Name:	Katsumi Miyazawa
Telephone No:	(052) 564-2549
Date of the meeting of the Board of Directors for the accounts settlement:	October 27, 2006
U.S. accounting standards:	Not adopted

1. Consolidated Business Results for the Interim Fiscal Year Ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

(1) Consolidated Operating Results

Note: Any fraction less than one million yen is disregarded.

	Operating revenues		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
09/2006	733,416	(1.0)	215,652	(9.2)	140,886	(9.7)
09/2005	740,626	6.1	237,437	25.5	155,984	58.9
03/2006	1,467,650		403,754		213,462	

	Interim net income		Interim net income per share	Interim net income per share after adjustment for potential shares
	Millions of yen	%	Yen	Yen
09/2006	83,312	(8.9)	42,024.78	-
09/2005	91,412	27.2	40,845.97	-
03/2006	122,437		54,560.69	-

Notes:
1. Equity in earnings or losses of unconsolidated subsidiaries and associated companies: 295 million yen for the interim fiscal year ended September 30, 2006, 166 million yen for the interim fiscal year ended September 30, 2005 and 228 million yen for the fiscal year ended March 31, 2006.
2. Average number of shares (consolidated): 1,982,452 shares for the interim fiscal year ended September 30, 2006, 2,237,982 shares for the interim fiscal year ended September 30, 2005 and 2,237,982 shares for the fiscal year ended March 31, 2006.
3. Change in the accounting method: Not applicable.
4. Percentages in the above items of operating revenues, operating income, ordinary income and interim net income show the increase or decrease from the previous interim fiscal year.

(2) Consolidated Financial Status

	Total assets	Net assets	Ratio of shareholders' equity	Net assets per share
	Millions of yen	Millions of yen	%	Yen
09/2006	5,157,591	751,118	14.3	374,010.39
09/2005	5,382,058	942,525	17.5	421,149.85
03/2006	5,309,848	973,669	18.3	434,917.59

Note: The number of outstanding shares at the end of the interim fiscal years (consolidated) was 1,969,238 shares for the interim fiscal year ended September 30, 2006, 2,237,982 shares for the interim fiscal year ended September 30, 2005 and at the end of the fiscal year (consolidated) ended March 31, 2006 was 2,237,982 shares.

(3) Consolidated Cash Flow Status

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents, end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
09/2006	184,989	(75,800)	(206,229)	76,507
09/2005	229,619	(48,416)	(35,078)	224,611
03/2006	477,901	(119,641)	(264,023)	(172,723)

(4) Scope of the Consolidation and Equity Method

Number of consolidated subsidiaries:	30
Number of unconsolidated subsidiaries accounted for by the equity method:	–
Number of consolidated affiliates accounted for by the equity method:	2

(5) Change in the Scope of the Consolidation and Equity Method

Consolidated subsidiaries (addition):	–
Consolidated subsidiaries (exclusion):	–
Affiliates accounted for by the equity method (addition):	–
Affiliates accounted for by the equity method (exclusion):	–

2. Forecasts for the Fiscal Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Operating revenues	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Annual	1,464,000	204,000	119,000

For reference: The forecasted net income per share (annual): 60,429.47 yen.

*The above forecasts are based on the information and plan available at the date of this announcement and the actual results may differ therefrom depending on future economic conditions and certain other factors.

[Annexed Materials]

Translation omitted.

VI Significant Items Relating to the Preparation of the Interim Consolidated Financial Statements

1. Scope of the consolidation

(1) Number of consolidated subsidiaries: 30

Name of the principal consolidated subsidiaries:

JR Central Building Co., Ltd., JR Tokai Real Estate Co., Ltd., JR Tokai Hotels Co., Ltd. and JR Tokai Takashimaya Co., Ltd.

(2) Name of principal unconsolidated subsidiaries, etc.

Name of the principal consolidated subsidiary: Nagoya Heat Supply Co., Ltd.

(Reason for exclusion from the consolidation)

Unconsolidated subsidiaries are excluded from the consolidation for the reason that they are small in size and their respective total assets, operating revenues, interim net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc. in total do not materially affect the interim consolidated financial statements.

2. Application of the equity method

(1) Number of consolidated affiliates accounted for by the equity method: 2

Name of the said affiliates:

Shinsei Technos Co., Ltd., and Railway Information Systems Co., Ltd.

(2) Unconsolidated subsidiaries and affiliates which were excluded from the application of the equity method (unconsolidated subsidiaries: Nagoya Heat Supply Co., Ltd., etc.; and unconsolidated affiliates: KOTSUSHIMBUNSHA, etc.) are excluded from the application of the equity method for the reason that, judging from their interim net income or loss (in a prorated amount by the equity method) and retained earnings (in a prorated amount by the equity method), etc., their exclusion from such application has little effect upon the interim consolidated financial statements and they hold, as a whole, no interest.

3. Matters relating to the interim settlement date, etc. of the consolidated subsidiaries

Among the consolidated subsidiaries, the interim settlement date of JR Tokai Takashimaya Co., Ltd. is the last day of August and its interim financial statements as at the said date are used for the preparation of the interim consolidated financial statements, subject to the adjustments necessary for the consolidation of any material transactions accrued after such interim settlement date to the interim consolidated settlement date.

4. Matters relating to the accounting treatment and basis

(1) Valuation basis and method of significant assets

(i) Investment securities

Other securities

Marketable available-for-sale securities:

Stated at market value determined by the reported fair value, etc. at the interim settlement date. Unrealized gains and losses from valuation are both accounted for in the Net assets, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:

Stated at cost determined by the moving-average cost method.

(ii) Inventories

Land and buildings held for sale:

Stated at cost determined by the specific indication method.

Merchandise:

Stated at cost principally determined by the retail method.

Materials and supplies:

Stated at cost principally determined by the moving-average cost method.

(2) Method of depreciation of significant depreciable assets

(i) Property and equipment

Depreciated principally by the declining-balance method; provided, however, that the replaceable assets (other than those relating to the Shinkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

Buildings and structures:	2 to 60 years
Machinery, rolling stock and vehicles:	2 to 20 years

(ii) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

Software:	5 years

(3) Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

(4) Basis for calculating of significant allowances

(i) Allowance for doubtful debt:

In order to prepare for bad debts, the Company provides an allowance for ordinary bad debt based on the historical rate of bad debts. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis and provides an amount regarded as irrecoverable.

(ii) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(iii) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(iv) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount recognized to accrue at the end of this interim consolidated fiscal year based on projected retirement obligations and pension assets at the end of the consolidated fiscal year, is provided.

Past service liabilities are accounted for as expenses, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees when incurred (*i.e.* five (5) years).

Actuarial gains or losses are accounted for as expenses, mainly from the respective interim fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each interim consolidated fiscal year when incurred (five (5) years in general).

(5) Method of treating significant lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

(6) Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the interim consolidated statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

(7) Other significant matters for preparation of interim consolidated financial statements

Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.

5. Scope of funds shown in the interim consolidated statements of cash flows

The funds shown in the interim consolidated statements of cash flows (*i.e.* cash and cash equivalents) includes cash at hand, deposits at banks available for withdrawal as needed, and short-term investments, etc. that can easily be cashed and with negligible risk of fluctuation in value and maturities of less than three (3) months from acquisition.

Change in accounting method

(Accounting standard regarding presentation of "Net assets" in the balance sheet)

From the current interim consolidated fiscal year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Statement No. 5 issued on December 9, 2005) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Guidance No. 8 issued on December 9, 2005) were adopted. The amount corresponding to the former "Total shareholders' equity" is 736,515 million yen.

Pursuant to amendment to the Regulation Concerning Terminology, Forms and Method of Preparation of Interim Consolidated Financial Statement, etc., the "Net assets" in the interim consolidated balance sheet for the current interim consolidated fiscal year are prepared in accordance with the said Regulation after amendment.

Change in the method of presentation

(Interim consolidated statement of income)

1. Amortization of negative goodwill

"Consolidated adjustment account", which was included in the "other non-operating income" for the previous interim consolidated fiscal year (209 million yen for the previous interim consolidated fiscal year), is independently classified as "amortization of negative goodwill" for the current interim consolidated fiscal year, as the amount of such gain exceeded 10% of the non-operating income.

2. Equity in earnings of unconsolidated subsidiaries and associated companies

"Equity in earnings of unconsolidated subsidiaries and associated companies", which was included in the "other non-operating income" for the previous interim consolidated fiscal year (166 million yen for the previous interim consolidated fiscal year), is independently classified for the current interim consolidated fiscal year, as the amount of such gain exceeded 10% of the non-operating income.

Notes to the Interim Consolidated Financial Statements

Translation omitted.

(IV) Interim Consolidated Financial Statements

I Interim Consolidated Balance Sheets

(Millions of yen)

Classifications	Notes No.	Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2006)		At the end of the current interim consolidated fiscal year (as of September 30, 2006)		Increase/ (Decrease)	At the end of the previous interim consolidated fiscal year (as of September 30, 2005)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
(ASSETS)								
I Current Assets								
1. Cash and deposits		70,430		73,194		2,763	81,691	
2. Trade notes and accounts receivables		22,947		20,128		(2,819)	19,366	
3. Railway usage charges, collected		16,081		29,148		13,067	19,146	
4. Land and buildings held for sale		4,225		4,051		(174)	4,374	
5. Inventories		12,300		16,910		4,610	14,904	
6. Deferred tax assets		22,009		21,512		(496)	22,758	
7. Short-term loans		101,635		2,107		(99,527)	143,707	
8. Other current assets		27,188		28,987		1,799	21,482	
9. Allowance for doubtful accounts		(19)		(10)		8	(9)	
Total Current Assets		276,798	5.2	196,031	3.8	(80,766)	327,422	6.1
II Fixed Assets								
A. Property and Equipment								
1. Buildings and structures	*3	2,093,704		2,022,581		(71,122)	2,138,802	
2. Machinery, rolling stock and vehicles		203,410		195,612		(7,797)	215,201	
3. Land	*3	2,344,445		2,342,126		(2,318)	2,347,961	
4. Construction in progress		93,547		97,107		3,559	78,243	
5. Other property and equipment		30,866		34,483		3,617	28,592	
Total property and equipment	*1 *2	4,765,973		4,691,911		(74,061)	4,808,800	
B. Intangible Fixed Assets		14,308		12,978		(1,330)	15,693	

Classifications	Notes No.	Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2006)		At the end of the current interim consolidated fiscal year (as of September 30, 2006)		Increase/ (Decrease)	At the end of the previous interim consolidated fiscal year (as of September 30, 2005)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
C. Investment and Other Assets								
1. Investment securities		91,882		89,496		(2,386)	76,879	
2. Deferred tax assets		149,179		155,249		6,069	141,697	
3. Other investment and other assets		11,906		12,133		227	11,772	
4. Allowance for doubtful accounts		(200)		(209)		(9)	(207)	
Total Investment and Other Assets		252,768		256,669		3,901	230,142	
Total Fixed Assets		5,033,050	94.8	4,961,559	96.2	(71,490)	5,054,635	93.9
TOTAL ASSETS	*3	5,309,848	100.0	5,157,591	100.0	(152,257)	5,382,058	100.0

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

Classifications	Notes No.	Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2006)		At the end of the current interim consolidated fiscal year (as of September 30, 2006)		Increase/ (Decrease)	At the end of the previous interim consolidated fiscal year (as of September 30, 2005)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
(LIABILITIES)								
I Current Liabilities								
1. Trade notes and accounts payables		49,790		33,134		(16,656)	30,493	
2. Short-term borrowings		14,987		19,167		4,180	13,962	
3. Current portion of long-term debt	*3	116,892		116,656		(235)	97,391	
4. Current portion of long-term payables for purchase of railway facilities		186,336		186,082		(253)	290,587	
5. Account payable		95,017		57,644		(37,372)	51,428	
6. Accrued income taxes		64,085		60,949		(3,136)	67,629	
7. Advances received		78,175		93,987		15,811	81,812	
8. Accrued bonuses		22,507		24,073		1,565	23,208	
9. Other current liabilities		39,193		41,277		2,083	40,116	
Total Current Liabilities		666,988	12.6	632,973	12.3	(34,014)	696,629	12.9
II Long-term Liabilities								
1. Bonds	*3	415,000		495,000		80,000	355,000	
2. Long-term debt	*3	557,484		642,492		85,008	594,643	
3. Long-term payables for purchase of railway facilities		2,269,879		2,212,299		(57,580)	2,397,493	
4. Allowance for large scale renovation of the Shinkansen infrastructure		116,666		133,333		16,666	100,000	
5. Provision for employees' retirement benefits		224,106		221,257		(2,848)	226,075	
6. Other long-term liabilities		70,930		69,116		(1,813)	55,334	
Total Long-term Liabilities		3,654,066	68.8	3,773,499	73.1	119,432	3,728,546	69.3
TOTAL LIABILITIES		4,321,054	81.4	4,406,472	85.4	85,417	4,425,175	82.2

Classifications	Notes No.	Summary of interim consolidated balance sheets for the previous consolidated fiscal year (as of March 31, 2006)		At the end of the current interim consolidated fiscal year (as of September 30, 2006)		Increase/ (Decrease)	At the end of the previous interim consolidated fiscal year (as of September 30, 2005)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
(MINORITY INTERESTS)								
Minority interests		15,124	0.3	-	-	-	14,357	0.3
(SHAREHOLDERS' EQUITY)								
I Paid-in Capital		112,000	2.1	-	-	-	112,000	2.1
II Capital Surplus		53,500	1.0	-	-	-	53,500	1.0
III Retained Earnings		783,703	14.7	-	-	-	759,398	14.1
IV Unrealized Gains on Available-for-Sale Securities		25,420	0.5	-	-	-	18,581	0.3
V Treasury Stock		(954)	(0.0)	-	-	-	(954)	(0.0)
TOTAL SHAREHOLDERS' EQUITY		973,669	18.3	-	-	-	942,525	17.5
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY		5,309,848	100.0	-	-	-	5,382,058	100.0
(NET ASSETS)								
I Shareholders' Equity								
1. Paid-in capital		-	-	112,000	2.2	-	-	-
2. Capital surplus		-	-	53,500	1.0	-	-	-
3. Retained earnings		-	-	858,843	16.7	-	-	-
4. Treasury stock		-	-	(309,971)	(6.0)	-	-	-
Total Shareholders' Equity		-	-	714,372	13.9	-	-	-
II Valuation and Translation Adjustments								
1. Unrealized gains on available-for-sale securities		-	-	22,142	0.4	-	-	-
Total Valuation and Translation Adjustments		-	-	22,142	0.4	-	-	-
III Minority Interests		-	-	14,603	0.3	-	-	-
TOTAL NET ASSETS		-	-	751,118	14.6	-	-	-
TOTAL LIABILITIES AND NET ASSETS		-	-	5,157,591	100.0	-	-	-

(Note) Any fraction less than one million yen is disregarded.

II Interim Consolidated Statements of Income

(Millions of yen)

Classifications	Notes No.	Previous interim consolidated fiscal year (from April 1, 2005 to September 30, 2005)		Current interim consolidated fiscal year (from April 1, 2006 to September 30, 2006)		Increase/ (Decrease)	Summary of interim consolidated statements of income for the previous consolidated fiscal year (from April 1, 2005 to March 31, 2006)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			%
I Operating Revenues		740,626	100.0	733,416	100.0	(7,209)	1,467,650	100.0
II Operating Costs and Expenses		503,188	67.9	517,764	70.6	14,575	1,063,895	72.5
1. Transportation, other services and cost of sales		420,603		434,307		13,704	904,713	
2. Selling, general and administrative expenses	*1	82,585		83,456		870	159,181	
Operating income		237,437	32.1	215,652	29.4	(21,785)	403,754	27.5
III Non-operating Income		2,442	0.3	2,600	0.3	157	6,745	0.4
1. Interest income		19		42		22	54	
2. Dividend income		426		488		62	504	
3. Amortization of negative goodwill		-		273		273	-	
4. Equity in earnings of unconsolidated subsidiaries and associated companies		-		295		295	228	
5. Group term insurance received		576		473		(102)	3,587	
6. Product accrued income		126		139		12	-	
7. Other non-operating income		1,293		887		(405)	2,370	
IV Non-operating Expenses		83,895	11.3	77,366	10.5	(6,528)	197,037	13.4
1. Interest expense		12,913		14,042		1,129	25,937	
2. Interest expense for long-term payables for purchase of railway facilities		69,557		62,326		(7,231)	135,154	
3. Other non-operating expenses		1,423		997		(426)	35,945	
Ordinary Income		155,984	21.1	140,886	19.2	(15,098)	213,462	14.5

Classifications	Notes No.	Previous interim consolidated fiscal year (from April 1, 2005 to September 30, 2005)		Current interim consolidated fiscal year (from April 1, 2006 to September 30, 2006)		Increase/ (Decrease)	Summary of interim consolidated statements of income for the previous consolidated fiscal year (from April 1, 2005 to March 31, 2006)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			%
V Extraordinary Income		718	0.0	2,013	0.3	1,294	4,158	0.3
1. Contributions for the construction of railway facilities received		205		580		374	3,140	
2. Gain on sales of property and equipment	*2	282		785		502	457	
3. Gain on liquidation of a subsidiary		156		-		(156)	-	
4. Gain on retirement of stock due to merger		-		502		502	-	
5. Other extraordinary income		74		145		70	560	
VI Extraordinary Loss		2,426	0.3	2,826	0.4	400	11,059	0.7
1. Loss on reduction of property and equipment		241		582		340	3,007	
2. Loss on disposal of property and equipment		1,481		1,646		165	3,595	
3. Loss on exchange of property and equipment		-		458		458	-	
4. Loss on investment in kind		424		-		(424)	-	
5. Other extraordinary loss	*3	278		139		(139)	4,457	
(Interim) income before income taxes and minority interests		154,277	20.8	140,073	19.1	(14,204)	206,561	14.1
Income taxes, current		65,976	8.9	59,518	8.1	(6,458)	97,809	6.7
Income taxes, deferred		(3,978)	(0.5)	(3,327)	(0.5)	650	(15,312)	(1.0)
Minority interests		866	0.1	571	0.1	(295)	1,627	0.1
(Interim) net income		91,412	12.3	83,312	11.4	(8,100)	122,437	8.3

(Note) Any fraction less than one million yen is disregarded.

III Interim Consolidated Statements of Retained Earnings

(Millions of yen)

Classifications	Notes No.	Previous interim consolidated fiscal year (from April 1, 2005 to September 30, 2005)	Consolidated statements of retained earnings for the previous consolidated fiscal year (from April 1, 2005 to March 31, 2006)
		Amount	Amount
(CAPITAL SURPLUS)			
I Capital surplus, beginning of year		53,500	53,500
II Capital surplus, end of (interim) term		53,500	53,500
(RETAINED EARNINGS)			
I Retained earnings, beginning of year		674,990	674,900
II Increase in retained earnings		91,412	122,437
1. Interim net income		91,412	122,437
III Decrease in retained earnings		7,004	13,724
1. Cash dividends		6,720	13,440
2. Bonuses to directors and corporate auditors		284	284
(Bonuses to corporate auditors)		(27)	(27)
IV Retained earnings, end of (interim) term		759,398	783,703

(Note) Any fraction less than one million yen is disregarded.

IV Interim Consolidated Statements of Changes in Shareholders' Equity

Current interim consolidated fiscal year (from April 1, 2006 to September 30, 2006)

(Millions of Yen)

Classifications	Shareholders' equity					Valuation and translation adjustments	Minority interests	Total net assets
	Paid-in capital	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity	Unrealized gains on available-for-sale securities		
Balance as of March 31, 2006	112,000	53,500	783,703	(954)	948,248	25,420	15,124	988,793
Changes during the interim consolidated fiscal year								
Dividends from surplus			(7,840)		(7,840)			(7,840)
Bonuses to directors and corporate auditors			(331)		(331)			(331)
Interim net income			83,312		83,312			83,312
Stock repurchase				(308,988)	(308,988)			(308,988)
Gains or losses due to changes in ratio of equity in the affiliates accounted for by the equity method				(27)	(27)			(27)
Change (net) in items other than in the "Shareholders' equity" during the interim consolidated fiscal year						(3,277)	(521)	(3,799)
Total changes during the interim consolidated fiscal year	-	-	75,140	(309,016)	(233,875)	(3,277)	(521)	(237,675)
Balance as of September 30, 2006	112,000	53,500	858,843	(309,971)	714,372	22,142	14,603	751,118

(Note) 1. Any fraction less than one million yen is disregarded.

2. "Dividends from surplus" and "Bonuses to directors and corporate auditors" are items of appropriation of profit approved at the ordinary general meeting of shareholders in June, 2006.

V Interim Consolidated Statements of Cash Flows

(Millions of yen)

Classifications	Notes No.	Previous interim consolidated fiscal year (from April 1, 2005 to September 30, 2005)	Current interim consolidated fiscal year (from April 1, 2006 to September 30, 2006)	Increase/ (Decrease)	Summary of consolidated statements of cash flows for the Previous consolidated fiscal year (from April 1, 2005 to March 31, 2006)
		Amount	Amount	Amount	Amount
I Operating Activities					
1. (Interim) income before income taxes and minority interests		154,277	140,073	(14,204)	206,561
2. Depreciation and amortization		115,144	106,145	(8,999)	234,854
3. Increase in allowance for large scale renovation of the Shinkansen infrastructure		16,666	16,666	-	33,333
4. Decrease in provision for employee's retirement benefits		(2,976)	(3,012)	(36)	(4,945)
5. Interest and dividend income		(446)	(530)	(84)	(558)
6. Interest expense		82,471	76,369	(6,102)	161,091
7. Contributions for the construction of railway facilities received		(205)	(580)	(374)	(3,140)
8. Loss on disposal of property and equipment and others		5,765	23,759	17,993	23,512
9. Loss on investment in kind		424	-	(424)	-
10. Increase in trade payables		(2,240)	(9,906)	(7,665)	(2,758)
11. Increase in inventories		(2,712)	(3,178)	(465)	(213)
12. Increase (decrease) in purchased liabilities		(13,589)	(16,847)	(3,258)	5,708
13. Increase (decrease) in account payable		(6,653)	(17,492)	(10,838)	12,153
14. Increase in advances received		7,268	9,296	2,027	755
15. Other		868	2,417	1,549	51,351
Sub-total		354,063	323,180	(30,882)	717,705
16. Interest and dividend received		472	556	84	584
17. Interest paid		(82,972)	(76,229)	6,743	(163,200)
18. Income taxes paid		(41,943)	(62,518)	(20,575)	(77,186)
Net cash provided by operating activities		229,619	184,989	(44,629)	477,901

Classifications	Notes No.	Previous interim consolidated fiscal year (from April 1, 2005 to September 30, 2005)	Current interim consolidated fiscal year (from April 1, 2006 to September 30, 2006)	Increase/ (Decrease)	Summary of consolidated statements of cash flows for the Previous consolidated fiscal year (from April 1, 2005 to March 31, 2006)
		Amount	Amount	Amount	Amount
II Investing Activities					
1. Purchase of property and equipment		(51,984)	(77,943)	(25,959)	(126,656)
2. Receipts of contributions for the construction of railway facilities		5,221	7,095	1,874	11,029
3. Purchase of intangible fixed assets		(736)	(1,237)	(500)	(1,440)
4. Purchases of investment securities and investment in and advances to unconsolidated subsidiaries and associated companies		(28)	(3,241)	(3,213)	(4,148)
5. Other, net		(887)	(472)	414	1,574
Net cash used in investing activities		(48,416)	(75,800)	(27,384)	(119,641)
III Financing Activities					
1. Net increase in short-term borrowings		240	4,180	3,939	1,266
2. Proceeds from long-term debt		25,500	100,000	74,500	90,000
3. Repayment of long-term debt		(15,971)	(15,451)	520	(98,129)
4. Proceeds from bonds issuance		20,000	80,000	60,000	80,000
5. Payment of long-term payables for purchase of railway facilities		(58,028)	(57,834)	194	(289,893)
6. Payment for stock repurchase		-	(308,988)	(308,988)	-
7. Cash dividends paid		(6,720)	(7,840)	(1,120)	(13,440)
8. Payment of cash dividends to minority interests		(12)	(11)	0	(12)
9. Other, net		(86)	(284)	(197)	(33,815)
Net cash used in financing activities		(35,078)	(206,229)	(171,151)	(264,023)
IV Net Increase (decrease) in Cash And Cash Equivalents		146,124	(97,040)	(243,165)	94,236
V Cash and Cash Equivalents, Beginning of Year		78,486	172,723	94,236	78,486
VI Cash and Cash Equivalents Increased by Merger of Consolidated Subsidiaries with Unconsolidated Subsidiaries		-	824	824	-
VII Cash and Cash Equivalents, End of (Interim) Term	*1	224,611	76,507	(148,104)	(172,723)

(Note) Any fraction less than one million yen is disregarded.

Attachment 3

[TRANSLATION] RECEIVED

2007 JAN -3 P 12:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary of the Semi-Annual Non-Consolidated Financial Statements for the Fiscal Year Ended March 31, 2007

October 27, 2006

Name of Listed Company:	Central Japan Railway Company ("JR Central" or the "Company")
Listed stock/securities exchanges:	Tokyo, Osaka and Nagoya Stock/Securities Exchanges
Location of the head office:	Aichi Prefecture
Code No.:	9022
(URL http://jr-central.co.jp)	
Representative:	
Title:	President and Representative Director
Name:	Masayuki Matsumoto
Contact Person:	
Title:	Director and General Manager of the Public Relations Department
Name:	Katsumi Miyazawa
Telephone No:	(052) 564-2549
Date of the meeting of the Board of Directors for the accounts settlement:	October 27, 2006
Commencement date of payment of dividends	December 4, 2006
System for unit of shares (*tangenkabu*):	Not adopted

1. Business Results for the Interim Fiscal Year Ended September 30, 2006 (From April 1, 2006 to September 30, 2006)

(1) Operating Results

Note: Any fraction less than one million yen is disregarded.

	Operating revenues		Operating income		Ordinary income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
09/2006	603,238	(1.0)	206,761	(8.8)	132,546	(9.3)
09/2005	609,121	6.1	226,684	24.3	146,181	57.8
03/2006	1,199,616		383,753		195,383	

	(Interim) net income		(Interim) net income per share
	Millions of yen	%	Yen
09/2006	79,224	(9.5)	39,921.01
09/2005	87,537	25.9	39,079.12
03/2006	116,080		51,673.80

Notes:
1. Average number of shares: 1,984,528 shares for the interim fiscal year ended September 30, 2006, 2,240,000 shares for the interim fiscal year ended September 30, 2005 and 2,240,000 shares for the fiscal year ended March 31, 2006.
2. Change in the accounting method: Not applicable.
3. Percentages in the above items of operating revenues, operating income, ordinary income and interim net income items show the increase or decrease from the previous interim fiscal year.

(2) Financial Status

	Total assets	Net assets	Ratio of shareholders' equity	Net assets per share
	Millions of yen	Millions of yen	%	Yen
09/2006	5,001,281	712,077	14.2	361,219.84
09/2005	5,232,852	924,685	17.7	412,806.10
03/2006	5,156,062	953,256	18.5	425,413.20

Note:
1. The number of outstanding shares at the end of the interim fiscal years was 1,971,314 shares for the interim fiscal year ended September 30, 2006 and 2,240,000 shares for the interim fiscal year ended September 30, 2005, and at the end of the fiscal year ended March 31, 2006 was 2,240,000 shares.
2. The number of treasury stock at the end of the interim fiscal years was 268,686 shares for the interim fiscal year ended September 30, 2006, and no treasury stock was recorded in the interim fiscal year ended September 30, 2005, nor in the fiscal year ended March 31, 2006.

2. Forecasts for the Fiscal Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Operating revenues	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Annual	1,195,000	189,000	114,000

For reference: The forecasted net income per share (annual): 57,829.45 yen.

3. Status of Dividends (Cash Dividends)

		Cash dividends per share		
		End of the interim fiscal year	End of the fiscal year	Annual
03/2006		Yen 3,000.00	Yen 3,500.00	Yen 6,500.00
03/2007	Results	3,500.00	-	7,000.00
	Forecasts	-	3,500.00	

*The above forecasts are based on the information and plan available at the date of this announcement and the accrual results may differ therefrom depending on future economic conditions and certain other factors.

[Annexed Materials]

Translation omitted.

(I) Interim Financial Statements

I Interim Balance Sheets

(Millions of yen)

Classifications	Notes No.	Summary of balance sheets for the previous fiscal year (as of March 31, 2006)		At the end of the current interim fiscal year (as of September 30, 2006)		Increase/ (Decrease)	At the end of the previous interim fiscal year (as of September 30, 2005)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
(ASSETS)								
I Current Assets								
1. Cash and deposits		68,029		67,548		(481)	78,941	
2. Railway usage charges, uncollected		17,877		32,515		14,637	20,708	
3. Account receivable		10,974		7,982		(2,991)	8,327	
4. Short-term loans		106,625		9,845		(96,779)	153,631	
5. Supplies		6,770		7,859		1,088	7,609	
6. Deferred tax assets		19,222		18,510		(712)	19,568	
7. Other current assets		13,608		16,542		2,933	10,643	
Total Current Assets		243,109	4.7	160,804	3.2	(82,304)	299,430	5.7
II Fixed Assets								
1. Railway business property	*1,2	4,317,886		4,227,462		(90,424)	4,377,427	
2. Related business property	*1,2	42,451		43,887		1,435	42,730	
3. Other business property	*1,2	99,194		112,274		13,080	103,536	
4. Construction in progress		92,484		90,516		(1,967)	75,562	
5. Investment and other assets								
Investment securities		201,764		200,326		(1,437)	187,011	
Deferred tax assets		140,193		146,479		6,285	132,778	
Other investment and other assets		18,977		19,529		552	14,377	
Total Investment and Other Assets		360,935		366,335		5,399	334,167	
Total Fixed Assets		4,912,953	95.3	4,840,476	96.8	(72,476)	4,933,422	94.3
TOTAL ASSETS	*3	5,156,062	100.0	5,001,281	100.0	(154,781)	5,232,852	100.0

(Note) Any fraction less than one million yen is disregarded.

(Millions of yen)

Classifications	Notes No.	Summary of balance sheets for the previous fiscal year (as of March 31, 2006)		At the end of the current interim fiscal year (as of September 30, 2006)		Increase/ (Decrease)	At the end of the previous interim fiscal year (as of September 30, 2005)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
(LIABILITIES)								
I Current Liabilities								
1. Short-term borrowings		83,109		80,428		(2,680)	76,390	
2. Current portion of long-term debt		109,774		109,764		(10)	89,974	
3. Current portion of long-term payables for purchase of railway facilities		186,336		186,082		(253)	290,587	
4. Account payable		110,292		59,228		(51,063)	54,946	
5. Accrued income taxes		59,790		57,935		(1,855)	63,920	
6. Interline payables		1,896		255		(1,640)	419	
7. Prepaid railway usage charges		29,295		30,867		1,572	31,133	
8. Accrued bonuses		18,765		19,979		1,214	19,239	
9. Other current liabilities		72,406		90,188		17,782	76,418	
Total Current Liabilities		671,666	13.0	634,731	12.7	(36,935)	703,029	13.4
II Long-term Liabilities								
1. Bonds	*3	415,000		495,000		80,000	355,000	
2. Long-term debt		474,760		563,033		88,272	508,497	
3. Long-term payables for purchase of railway facilities		2,269,879		2,212,299		(57,580)	2,397,493	
4. Allowance for large scale renovation of the Shinkansen infrastructure		116,666		133,333		16,666	100,000	
5. Provision for employees' retirement benefits		216,935		213,666		(3,268)	218,922	
6. Other long-term liabilities		37,897		37,139		(758)	25,224	
Total Long-term Liabilities		3,531,139	68.5	3,654,471	73.1	123,332	3,605,137	68.9
TOTAL LIABILITIES		4,202,805	81.5	4,289,203	85.8	86,397	4,308,167	82.3

Classifications	Notes No.	Summary of balance sheets for the previous fiscal year (as of March 31, 2006)		At the end of the current interim fiscal year (as of September 30, 2006)		Increase/ (Decrease)	At the end of the previous interim fiscal year (as of September 30, 2005)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
(SHAREHOLDERS' EQUITY)								
I Paid-in Capital		112,000	2.2	-	-	-	112,000	2.1
II Capital Surplus		53,500	1.0	-	-	-	53,500	1.0
III Retained Earnings								
1. Legal reserve		12,504		-		-	12,504	
2. Voluntary reserve		580,766		-		-	580,766	
3. Interim unappropriated retained earnings		169,370		-		-	147,546	
Total retained earnings		762,641	14.8	-	-	-	740,818	14.2
IV Unrealized Gains on Available-for-Sale Securities		25,115	0.5	-	-	-	18,367	0.4
TOTAL SHAREHOLDERS' EQUITY		953,256	18.5	-	-	-	924,685	17.7
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		5,156,062	100.0	-	-	-	5,232,852	100.0
(NET ASSETS)								
I Shareholders' Equity								
1. Paid-in capital		-	-	112,000	2.2	-	-	-
2. Capital surplus								
(1) Additional paid-in capital		-		53,500		-	-	
Total capital surplus		-	-	53,500	1.1	-	-	-
3. Retained earnings								
(1) Legal reserve		-		12,504		-	-	
(2) Other retained earnings								
Funds for reduction entry		-		5,877		-	-	
Special reserve		-		670,000		-	-	
Unappropriated retained earnings		-		145,312		-	-	
Total Retained Earnings		-	-	833,694	16.7	-	-	-
4. Treasury stock		-	-	(308,988)	(6.2)	-	-	-
Total Shareholders' Equity		-	-	690,205	13.8	-	-	-

Classifications	Notes No.	Summary of balance sheets for the previous fiscal year (as of March 31, 2006)		At the end of the current interim fiscal year (as of September 30, 2006)		Increase/ (Decrease)	At the end of the previous interim fiscal year (as of September 30, 2005)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			
II Valuation and Translation Adjustments								
1. Unrealized gains on available-for-sale securities		-		21,871		-	-	
Total Valuation and Translation Adjustments		-	-	21,871	0.4	-	-	-
TOTAL NET ASSETS		-	-	712,077	14.2	-	-	-
TOTAL LIABILITIES AND NET ASSETS		-	-	5,001,281	100.0	-	-	-

(Note) Any fraction less than one million yen is disregarded.

II . Interim Statements of Income

(Millions of yen)

Classifications	Notes No.	Previous interim fiscal year (from April 1, 2005 to September 30, 2005)		Current interim fiscal year (from April 1, 2006 to September 30, 2006)		Increase/ (Decrease)	Summary of interim statements of income for the previous fiscal year (from April 1, 2005 to March 31, 2006)	
		Amount	Composition ratio	Amount	Composition ratio	Amount	Amount	Composition ratio
			%		%			%
I Railway Business Operating Income								
1. Operating revenues		605,152	99.3	599,199	99.3	(5,953)	1,191,496	99.3
2. Operating costs and expenses	*1	380,458	62.5	394,460	65.4	14,002	811,395	67.6
Railway business operating income		224,694	36.8	204,739	33.9	(19,955)	380,100	31.7
II Related Business Operating Income								
1. Operating revenues		3,968	0.7	4,038	0.7	70	8,119	0.7
2. Operating costs and expenses		1,979	0.3	2,016	0.3	37	4,466	0.4
Related business operating income		1,989	0.4	2,022	0.4	32	3,652	0.3
All Businesses Operating Income		226,684	37.2	206,761	34.3	(19,922)	383,753	32.0
III Non-operating Income	*2	2,072	0.4	1,874	0.3	(197)	6,155	0.5
IV Non-operating Expenses	*3	82,575	13.6	76,089	12.6	(6,485)	194,525	16.2
Ordinary Income		146,181	24.0	132,546	22.0	(13,634)	195,383	16.3
V Extraordinary Income	*4	590	0.1	1,144	0.2	553	3,961	0.3
VI Extraordinary Loss	*5	760	0.1	1,097	0.2	337	7,088	0.6
(Interim) income before income taxes		146,012	24.0	132,594	22.0	(13,418)	192,256	16.0
Income taxes, current		62,581	10.3	56,762	9.4	(5,819)	91,888	7.6
Income taxes, deferred		(4,106)	(0.7)	(3,392)	(0.5)	713	(15,712)	(1.3)
(Interim) net income		87,537	14.4	79,224	13.1	(8,312)	116,080	9.7
Retained earnings carryforwards		60,009					60,009	
Interim cash dividends		-					6,720	
(Interim) unappropriated retained earnings		147,546					169,370	

(Note) 1. Any fraction less than one million yen is disregarded.
2. Percentages in this line are in relation to the "All businesses operating income" (609,121 million yen for the previous interim fiscal year and 603,238 million yen for this interim fiscal year and 1,199,616 million yen for the previous fiscal year) which shall equal 100.

IV Interim Statements of Changes in Shareholders' Equity

Current interim fiscal year (from April 1, 2006 to September 30, 2006)

(Millions of Yen)

Classifications	Shareholders' equity							Valuation and translation adjustments	Total net assets
	Paid-in capital	Capital surplus	Retained earnings			Treasury stock	Total shareholders' equity	Unrealized gains on available-for-sale securities	
		Additional paid-in capital	Legal reserve	Other retained earnings (*2)	Total retained earnings				
Balance as of March 31, 2006	112,000	53,500	12,504	750,136	762,641	-	928,141	25,115	953,256
Changes during the interim fiscal year									
Dividends from surplus				(7,840)	(7,840)		(7,840)		(7,840)
Bonuses to directors and corporate auditors				(331)	(331)		(331)		(331)
Interim net income				79,224	79,224		79,224		79,224
Stock repurchase						(308,988)	(308,988)		(308,988)
Change (net) in items other than in the "Shareholders' equity" during the interim fiscal year								(3,243)	(3,243)
Total changes during the interim fiscal year	-	-	-	71,053	71,053	(308,988)	(237,935)	(3,243)	(241,179)
Balance as of September 30, 2006	112,000	53,500	12,504	821,189	833,694	(308,988)	690,205	21,871	712,077

(Note) 1. Any fraction less than one million yen is disregarded.
2. The breakdown of the "Other retained earnings" is as follows:

(Millions of Yen)

	Funds for reduction entry	Special reserve	Unappropriated retained earnings	Total
Balance as of March 31, 2006	5,766	575,000	169,370	750,136
Changes during the interim fiscal year				
Addition to funds for reduction entry	111		(111)	-
Addition to special reserve*		95,000	(95,000)	-
Dividends from surplus*			(7,840)	(7,840)
Bonuses to directors and corporate auditors*			(331)	(331)
Net interim income			79,224	79,224
Total changes during the interim fiscal year	111	95,000	(24,058)	71,053
Balance as of September 30, 2006	5,877	670,000	145,312	821,189

(Note) Items of appropriation of profit approved at the ordinary general meeting of shareholders in June, 2006.

IV Significant Items Relating to the Preparation of the Interim Financial Statements

1. Valuation basis and method of assets

(1) Valuation basis and method of investment securities

Investment in subsidiaries and associated companies:
Stated at cost determined by the moving-average cost method.

Other securities
Marketable available-for-sale securities:
Stated at market value determined by the reported fair value, etc. at the interim settlement date. Unrealized gains and losses from valuation are both accounted for in the Shareholders' equity, and the cost of sales is determined by the moving-average cost method.

Non-marketable available-for-sale securities:
Stated at cost determined by the moving-average cost method.

(2) Valuation basis and method of inventories

Supplies:
Stated at cost determined by the moving-average cost method.

2. Method of depreciation of fix assets

(1) Property and equipment

Depreciated by the declining-balance method; provided, however, that the replaceable assets (other than those relating to the Shinkansen railway ground facilities) are depreciated by the replacement-accounting method. Additional depreciation is provided for Shinkansen cars based on kilometers travelled.

Estimated useful lives of the principal assets are as follows:

Buildings:	3 to 50 years
Structures:	5 to 60 years
Vehicles:	10 to 20 years
Machinery:	3 to 20 years

(2) Intangible fixed assets

Amortized by the straight-line method.

Estimated useful lives of the principal assets are as follows:

Software:	5 years

3. Deferred charges

Bond issuance costs are accounted for as expenses in full when paid.

4. Basis for calculating of allowances

(1) Accrued bonuses:

In order to prepare for payment of bonuses to employees, accrued bonuses are recorded in an amount estimated to be paid.

(2) Allowance for large scale renovation of the Shinkansen infrastructure:

The necessary fund is provided pursuant to Article 17, Paragraph 1 of the Nationwide Shinkansen Railway Development Law.

(3) Provision for employees' retirement benefits

In order to prepare for payment of the employees' retirement benefits, the estimated amount recognized to accrue at the end of this interim fiscal year based on projected retirement obligations and pension assets at the end of the fiscal year, is provided.

Past service liabilities are accounted for as expenses, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees when incurred (*i.e.* five (5) years).

Actuarial gains or losses are accounted for as expenses, from the respective fiscal years when such gains or losses are identified, using the straight-line method, evenly over the certain period not exceeding the average remaining working lives of employees for each fiscal year when incurred (five (5) years).

5. Method of treating lease transactions

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are recognized by the same method adopted for ordinary lease transactions.

6. Accounting treatment of contributions for the construction

For accounting treatment of contributions for the construction received from the local governments associated with construction work to elevate railway facilities, the amount equivalent to the contributions for the construction is deducted directly from the acquisition cost of the acquired fixed assets, when the construction is completed.

In the interim statement of income, the contributions for the construction of railway facilities received are recorded in the extraordinary income, while the amount deducted directly from the acquisition cost of the fixed assets are accounted for as the losses on reduction of property and equipment in the extraordinary loss.

7. Other significant matters for preparation of financial statements

Accounting method of consumption taxes:

Consumption taxes are treated separately to financial statements.
Temporary payment of consumption tax, etc. and temporary receipt of consumption tax, etc. are getting balanced out and included in "other current liabilities".

<u>Change in accounting method</u>

(Accounting standards regarding presentation of "Net assets" in the balance sheet)

From the current interim fiscal year, the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Statement No. 5 issued on December 9, 2005) and the "Guidance on Accounting Standard for Presentation of Net Assets in the Balance

Sheet" (Accounting Standards Board of Japan Guidance No. 8 issued on December 9, 2005) were adopted. The amount corresponding to the former "Total shareholders' equity" is 712,077 million yen.

Pursuant to amendment to the Regulation Concerning Terminology, Forms and Method of Preparation of Interim Consolidated Financial Statement, etc., the "Net assets" in the interim balance sheet for the current interim fiscal year are prepared in accordance with the said Regulation after amendment.

Notes to the Interim Financial Statements

Translation omitted.

Attachment 4

[TRANSLATION]

Reference Material

[EXHIBIT 1]

Summary of the Consolidated Results for the First Half of Fiscal Year 2006

October 27, 2006
Central Japan Railway Company

1. Summary of Operating Results

- With respect to income, despite a rebound following the end of the International Exposition 2005 in Japan ("World Expo 2005 Aichi"), passenger volume of the Tokaido Shinkansen decreased only slightly from the previous year and revenues and income were higher than expected.

(1) <u>Operating revenues (733.4 billion yen: a 7.2 billion yen or 1.0% decrease year-over-year)</u>

- Transportation revenues decreased 6.7 billion yen (1.2%) to 571.3 billon yen year-over-year.
  - Shinkansen:
    - The convenience of the "Nozomi" service with through service to and from Tokaido to the Sanyo Shinkansen was enhanced through the timetable revision in March 2006, as well as through flexible operation thereof mainly in peak seasons and peak hours.
    - In addition, the Company engaged in increasing the passenger number of the Shinkansen by such method as expanding the availability of the "Express Reservation" system to the entire area of the Tokaido Shinkansen and Sanyo Shinkansens.
    - As a result, despite a rebound following the end of World Expo 2005 Aichi, the decrease in passenger volume (passenger-kilometers) was 0.5% year-over-year and the decrease in transportation revenues was 4.2 billion yen (0.8%), amounting to 518.9 billion yen.
  - Conventional lines:
    - New development and introduction of Series 313 vehicles were being steadily realized. Although the passenger number of conventional lines in the Nagoya metropolitan area, such as the Tokaido-Honsen line was high, due to a rebound following the end of World Expo 2005 Aichi, etc., passenger volume (passenger-kilometers) decreased 3.0% year-over-year and transportation revenues decreased 2.4 billion yen (4.5%) to 52.4 billion yen.
- As to businesses other than the railway business, the "Panorama Salon" opened in JR Nagoya's Takashimaya department store, and the renewal of shops in the concourse area of major JR stations proceeded.

(2) <u>Operating expenses (517.7 billion yen; a 14.5 billion yen or 2.9% increase year-over-year)</u>

- Non-personnel expenses increased 24.0 billion yen, due mainly to an increase of expenses related seismic strengthening (19.6 billion yen).
- Depreciation and amortization decreased 8.9 billion yen, as a result of progress of depreciation of Shinkansen railway facilities.

(3) Operating income (215.6 billion yen; a 21.7 billion yen or 9.2% decrease year-over-year)

(4) Non-operating income (loss) (-74.7 billion yen, a 6.6 billion yen improvement year-over-year)

- Interest expense decreased 6.1 billion yen, as a result of the reduction of long-term liabilities in the previous fiscal year and a lower average interest rate.

(5) Ordinary income (140.8 billion yen; a 15.0 billion yen or 9.7% decrease year-over-year)

(6) Extraordinary income (loss) (-0.8 billion yen; a 0.8 billion yen increase year-over-year)

(7) Interim net income (83.3 billion yen; a 8.1 billion yen or 8.9% decrease year-over-year)

2. Summary of Long-term Liabilities

As a result of the acquisition of 268,000 shares by the Company of its own shares (308.9 billion yen) in April 2006:

- Outstanding long-term liabilities increased 106.9 billion yen (the Company: 110.4 billion yen increase; subsidiaries: 3.4 billion yen decrease) to 3,652.5 billion yen (the Company: 3,566.1 billion yen)
- The balance of the total net assets decreased 237.6 billion yen to 751.1 billion yen (ratio of shareholders' equity: 14.3%)

3. Conditions of Cash Flow

(1) Cash inflows from operating activities (184.9 billion yen; a 44.6 billion yen decrease year-over-year)

- Due to a decrease in operating revenues and an increase in income tax paid, the net cash provided by operating activities decreased.

(2) Cash outflows from investing activities (75.8 billion yen; 27.3 billion yen increase year-over-year)

- As a result of an increase in expenditure on acquisition of fixed assets, net cash used in investing activities increased.

(3) Cash outflows from financing activities (206.2 billion yen; 171.1 billion yen increase year-over-year)

- As a result of outflows from acquisition by the Company of its own shares, proceeds from bond issuance and long-term debt increased and net cash used in financing activities increased.

(4) Cash and cash equivalents for the half-year end (76.5 billion yen; 148.1 billion yen decrease year-over-year)

4. Forecasted Results of Operations for Fiscal Year 2006

(1) Operating revenues: 1,464.0 billion yen (a 3.6 billion yen or 0.2% decrease year-over-year)

- Upwardly revised the amount increased from the forecast at the beginning of the fiscal year.

(2) Ordinary income: 204.0 billion yen (a 9.4 billion yen or 4.4% decrease year-over-year)

(3) Net income: 119.0 billion yen (a 3.4 billion yen or 2.8% decrease year-over-year)

(4) Long-term liabilities: 3,538.5 billion yen (consolidated, a 7.0 billion yen decrease year-over-year); and
3,455.7 billion yen (non-consolidated, a 0.0 billion yen decrease/ increase year-over-year)

5. Interim Dividends and Forecasted Dividends for Fiscal Year 2006 (the Company)

- The interim dividend was 3,500 yen per share as forecasted at the beginning of the fiscal year.
- The forecasted dividend for the end of this fiscal year is also 3,500 yen per share.

[EXHIBIT 2]

Comparison of Passenger-kilometers and Transportation Revenues

(Unit: Millions of passenger-kilometers, Billions of yen)

				First Half of FY 2005	First Half of FY 2006	Increase/ (Decrease)	Year-Over-Year (%)
Passenger-kilometers	Shinkansen		Commuter	612	639	27	104.4
			Others	21,685	21,554	(132)	99.4
			Subtotal	22,297	22,193	(104)	99.5
	Conventional Lines		Commuter	2,713	2,738	26	100.9
			Others	2,058	1,887	(171)	91.7
			Subtotal	4,771	4,625	(145)	97.0
	Subtotal		Commuter	3,325	3,377	53	101.6
			Others	23,743	23,441	(302)	98.7
			Total	27,068	26,818	(249)	99.1
Transportation Revenues	Passenger Fares	Shinkansen	Commuter	7.2	7.5	0.2	104.1
			Others	515.8	511.3	(4.5)	99.1
			Subtotal	523.1	518.9	(4.2)	99.2
		Conventional Lines	Commuter	16.7	16.8	0.1	100.8
			Others	38.1	35.5	(2.5)	93.2
			Subtotal	54.8	52.4	(2.4)	95.5
		Subtotal	Commuter	24.0	24.4	0.4	101.8
			Others	554.0	546.8	(7.1)	98.7
			Subtotal	578.0	571.3	(6.7)	98.8
	Parcel Fare			0.0	0.0	(0.0)	58.6
	Total			578.1	571.3	(6.7)	98.8

(Notes)
1. Passenger-kilometers and transportation revenues of the Company are shown on non-consolidated basis.
2. Any fraction, less than one unit, in passenger-kilometers, is rounded to the nearest unit.
3. Any fraction, less than one unit, in transportation revenues, is disregarded.

[EXHIBIT 3]

Comparative Half-year Statement of Income and Retained Earnings (Consolidated)

(Unit: Billions of yen)

Classifications	First Half of FY 2005	First Half of FY 2006	Increase/ (Decrease)	Year-Over -Year (%)	Main Factor of Increase/(Decrease)
Operating Revenues	[1.216] **740.6**	[1.216] **733.4**	**(7.2)**	**99.0**	
Transportation	603.4	597.3	(6.0)	99.0	Decrease in the Company's transportation revenues
Distribution	90.7	90.8	0.0	100.0	
Real Estate	19.0	19.0	(0.0)	99.7	
Other Services	27.3	26.2	(1.1)	96.0	
Operating Expenses	**503.1**	**517.7**	**14.5**	**102.9**	Increase in the Company's non-personnel expenses
Operating Income	[1.047] **237.4**	[1.043] **215.6**	**(21.7)**	**90.8**	
Non-Operating Income (Loss)	**(81.4)**	**(74.7)**	**6.6**	**91.8**	
Non-Operating Revenues	2.4	2.6	0.1	106.5	
Non-Operating Expenses	83.8	77.3	(6.5)	92.2	Decrease in interest expense
Ordinary Income	[1.067] **155.9**	[1.063] **140.8**	**(15.0)**	**90.3**	
Extraordinary Income (Loss)	**(1.7)**	**(0.8)**	**0.8**	**47.6**	
Extraordinary Profit	0.7	2.0	1.2	280.4	
Extraordinary Loss	2.4	2.8	0.4	116.5	
Interim Net Income before Adjustment of Taxes	**154.2**	**140.0**	**(14.2)**	**90.8**	
Income Taxes, Current	65.9	59.5	(6.4)	90.2	
Income Taxes, Deferred	(3.9)	(3.3)	0.6	83.6	
Minority Interest	0.8	0.5	(0.2)	65.9	
Interim Net Income	[1.044] **91.4**	[1.052] **83.3**	**(8.1)**	**91.1**	

(Notes) 1. Any fraction less than one unit is disregarded. The figure shown in [ ] brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

2. The breakdown of operating revenues is based on the amount of sales to outside customers, according to industrial segments.

Operating Income (Loss) According to Industrial Segments

(Unit: Billions of yen)

Classifications	Segments	First Half of FY 2005	First Half of FY 2006	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	Transportation	609.4	603.2	(6.1)	99.0
	Distribution	94.1	95.8	1.6	101.8
	Real Estate	29.1	29.1	0.0	100.0
	Other Services	56.7	56.9	0.2	100.4
	Elimination or Corporate	(48.8)	(51.7)	(2.9)	106.0
	Total	740.6	733.4	(7.2)	99.0
Operating Income	Transportation	224.8	204.9	(19.8)	91.2
	Distribution	3.8	3.4	(0.3)	90.5
	Real Estate	7.2	6.9	(0.2)	96.4
	Others	0.9	(0.0)	(1.0)	--
	Elimination or Corporate	0.5	0.2	(0.2)	54.0
	Total	237.4	215.6	(21.7)	90.8

(Notes) 1. Any fraction less than one unit is disregarded.

2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

[EXHIBIT 4]

Comparative Half Year Balance Sheet (Consolidated)

(Unit: Billions of yen)

Classifications	At the End of March 2006	At the End of September 2006	Increase/ (Decrease)	Main Factor of Increase/(Decrease)
Current Assets	**276.7**	**196.0**	**(80.7)**	Decrease in cash equivalents and repurchases
Fixed Assets	**5,033.0**	**4,961.5**	**(71.4)**	
Property and Equipment	4,765.9	4,691.9	(74.0)	Decrease due to depreciation and amortization
Intangible Fixed Assets	14.3	12.9	(1.3)	
Investments and Other Assets	252.7	256.6	3.9	
Total Assets	**5,309.8**	**5,157.5**	**(152.2)**	
Current Liabilities	666.9	632.9	(34.0)	
Fixed Liabilities	3,654.0	3,773.4	119.4	
Total Liabilities	**4,321.0**	**4,406.4**	**85.4**	
[Long-term Liabilities]	3,545.5	3,652.5	106.9	The Company: 110.4 Subsidiaries: (3.4)
Total Net Assets	**988.7**	**751.1**	**(237.6)**	Stock repurchase
Total Liabilities and Net Assets	**5,309.8**	**5,157.5**	**(152.2)**	

(Note) Any fraction less than one unit is disregarded.

Comparative Half Year Statement of Cash Flows (Consolidated)

(Unit: Billions of yen)

Classifications	First Half of FY 2005	First Half of FY 2006	Increase/ (Decrease)	Main Factor of Increase/(Decrease)
Operating Activities	**229.6**	**184.9**	**(44.6)**	
Income Before Income, Taxes and Minority Interest	154.2	140.0	(14.2)	Decrease in the Company's transportation revenues
Depreciation and Amortization	115.1	106.1	(8.9)	
Other	(39.8)	(61.2)	(21.4)	Increase in income taxes paid
Investing Activities	**(48.4)**	**(75.8)**	**(27.3)**	
Purchase of Property, Equipment and Intangible Fixed Assets	(52.7)	(79.1)	(26.4)	
Other	4.3	3.3	(0.9)	
[Free Cash Flows (Operating and Investing Activities)]	[181.2]	[109.1]	[72.0]	
Financing Activities	**(35.0)**	**(206.2)**	**(171.1)**	
Proceeds from Long-term Debt and Bond Issuance	45.5	180.0	134.5	
Repayment of Long-term Liabilities	(74.0)	(73.2)	0.7	
Stock Repurchase	--	(308.9)	(308.9)	
Other	(6.5)	(3.9)	2.6	
Increase (Decrease) in Cash and Cash Equivalents	**146.1**	**(97.0)**	**(243.1)**	
Cash and Cash Equivalents, Beginning of Year	78.4	172.7	94.2	
Increase in Cash and Cash Equivalents upon Merger	--	0.8	0.8	
Cash and Cash Equivalent, End of Half-year	**224.6**	**76.5**	**(148.1)**	

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 5]

Forecasted Results of Operations of the Fiscal Year 2006 (Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2005 (Actual Results)	At the End of FY 2006 (Forecasts)	Increase/(Decrease)	Year-Over-Year (%)
Operating Revenues	[1.223] 1,467.6	[1.225] 1,464.0	(3.6)	99.8
Operating Expenses	1,063.8	1,092.0	28.1	102.6
Operating Income	[1.052] 403.7	[1.048] 372.0	(31.7)	92.1
Ordinary Income	[1.093] 213.4	[1.079] 204.0	(9.4)	95.6
Net Income	[1.055] 122.4	[1.044] 119.0	(3.4)	97.2

(Note) Any fraction less than one unit is disregarded. The figure shown in [ ] brackets is the multiplication factor for the non-consolidated figure in order to obtain the consolidated figure.

Forecasted Results of Operations by Industrial Segments

(Unit: Billions of yen)

Classifications		At the End of FY 2005 (Actual Results)	At the End of FY 2006 (Forecasts)	Increase/ (Decrease)	Year-Over-Year (%)
Operating Revenues	Transportation	1,199.8	1,194.4	(5.4)	99.5
	Distribution	190.7	191.1	0.3	100.2
	Real Estate	58.2	62.1	3.8	106.6
	Other Services	145.0	144.4	(0.6)	99.5
	Elimination or Corporate	(126.1)	(128.0)	(1.8)	101.5
	Total	1,467.6	1,464.0	(3.6)	99.8
Operating Income	Transportation	379.9	351.3	(28.6)	92.5
	Distribution	7.5	6.8	(0.7)	90.6
	Real Estate	12.4	12.4	(0.0)	99.5
	Others	3.9	2.4	(1.5)	60.7
	Elimination or Corporate	(0.1)	(0.9)	(0.7)	562.5
	Total	403.7	372.0	(31.7)	92.1

(Notes) 1. Any fraction less than one unit is disregarded.
2. Columns entitled "Elimination or Corporate" show amounts that were set-off between industrial segments.

Estimated Long-term Liabilities to be Reduced (Consolidated / Non-Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2005 (Actual Results)	First Half of FY 2006 (Actual Results)	At the End of FY 2006 (Estimates)	Estimated Amounts of Decrease in Year
Balance of Long-term Liabilities (Consolidated)	3,545.5	3,652.5	3,538.5	(7.0)
Balance of Long-term Liabilities (Non-consolidated)	3,455.7	3,566.1	3,455.7	--

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 6]

Comparative Half Year Statement of Income (Non-Consolidated)

(Unit: Billions of yen)

Classifications	First Half of FY 2005	First Half of FY 2006	Increase/ (Decrease)	Year-Over-Year (%)	Main Factor of Increase/(Decrease)
Operating Revenues	**609.1**	**603.2**	**(5.8)**	99.0	
Transportation	578.1	571.3	(6.7)	98.8	20.3 billion yen increase compared to the estimated amount
Other Services	31.0	31.8	0.8	102.8	
Operating Expenses	382.4	396.4	14.0	103.7	
Personnel Expenses	87.3	86.9	(0.4)	99.5	
Non-Personnel Expenses	169.7	194.1	24.4	114.4	Increase in repairing expenses
Taxes Other Than Income Taxes	16.9	16.2	(0.6)	96.0	
Depreciation and Amortization	108.3	99.1	(9.2)	91.5	Decrease along with advancement of depreciation
Operating Income	**226.6**	**206.7**	**(19.9)**	91.2	
Non-Operating Income (Loss)	**(80.5)**	**(74.2)**	**6.2**	92.2	
Non-Operating Revenues	2.0	1.8	(0.1)	90.4	
Non-Operating Expenses	82.5	76.0	(6.4)	92.1	Decrease in interest expenses
Ordinary Income	**146.1**	**132.5**	**(13.6)**	90.7	
Extraordinary Income (Loss)	**(0.1)**	**0.0**	**0.2**	--	
Extraordinary Profit	0.5	1.1	0.5	193.9	
Extraordinary Loss	0.7	1.0	0.3	144.3	
Interim Net Income before Adjustment of Taxes	**146.0**	**132.5**	**(13.4)**	90.8	
Income Taxes, Current	62.5	56.7	(5.8)	90.7	
Deferred Taxes	(4.1)	(3.3)	0.7	82.6	
Interim Net Income	**87.5**	**79.2**	**(8.3)**	90.5	

(Note) Any fraction less than one unit is disregarded.

Forecasted Results of Operations for the Fiscal Year 2006 (Non-Consolidated)

(Unit: Billions of yen)

Classifications	At the End of FY 2005 (Actual Results)	At the End of FY 2006 (Forecasts)	Increase/(Decrease)	Year-Over-Year (%)
Operating Revenues	1,199.6	1,195.0	(4.6)	99.6
(Transportation)	1,136.1	1,129.0	(7.1)	99.4
Operating Income	383.7	355.0	(28.7)	92.5
Ordinary Income	195.3	189.0	(6.3)	96.7
Net Income	116.0	114.0	(2.0)	98.2

(Note) Any fraction less than one unit is disregarded.

[EXHIBIT 7]

Referential Figures for the First Half of the Fiscal Year (Consolidated)

	Unit	First Half of FY 2005	First Half of FY 2006	Increase/ (Decrease)	At the End of FY 2005
Finance Income and Expenditures	Billions of yen	(82.0)	(75.8)	6.1	(160.5)
Interest Expenses, etc.	Billions of yen	82.4	76.3	(6.1)	161.0
Earnings per Share (EPS)	Yen	40,845.97	42,024.78	1,178.81	54,560.69
Equity Ratio	%	17.5	14.3	(3.2)	18.3
Average Interest	%	4.37	4.13	(0.24)	4.26

(Note) Average number of shares for the term: 2,237,982 shares for the first half of FY 2005, 1,982,452 shares for the first half of FY 2006, and 2,237,982 shares at the end of FY 2005.

Referential Figures for the First Half of Fiscal Year (Non-Consolidated)

	Unit	First Half of FY 2005	First Half of FY 2006	Increase/ (Decrease)	At the End of FY 2005
Finance Income and Expenditures	Billions of yen	(80.6)	(74.5)	6.1	(157.9)
Interest Expenses, etc.	Billions of yen	81.2	75.1	(6.0)	158.6
Earnings per Share (EPS)	Yen	39,079.12	39,921.01	841.89	51,673.80
Equity Ratio	%	17.7	14.2	(3.5)	18.5
Average Interest	%	4.41	4.17	(0.24)	4.30
Number of Retired Persons	Person	561	570	(9.0)	1,055

(Note) Average number of shares for the term: 2,240,000 shares for the first half of FY 2005, 1,984,528 shares for the first half of FY 2006 and 2,240,000 shares at the end of FY 2005.

(For Reference)

Settlement of Accounts for the First Half of Fiscal Year 2006

[Consolidated Settlement of Accounts]

Operating revenues, ordinary income and net income were the second highest amounts ever, following the previous year which recorded the highest amounts ever resulting from the effect of the World Expo 2005 Aichi.

- Operating revenues: 733.4 billion yen (a 7.2 billion yen or 1.0% decrease year-over-year)
- Ordinary income: 140.8 billion yen (a 15.0 billion yen or 9.7% decrease year-over-year)
- Net income: 83.3 billion yen (a 8.1 billion yen or 8.9% decrease year-over-year)

[Non-Consolidated Settlement of Accounts]

Operating revenues, transportation revenues, ordinary income and net income were the second highest amounts ever, following the previous year which recorded the highest amounts ever resulting from the effect of the World Expo 2005 Aichi.

- Operating revenues: 603.2 billion yen (a 5.8 billion yen or 1.0% decrease year-over-year)
  - * Transportation revenues: 571.3 billion yen (a 6.7 billion yen or 1.2% decrease year-over-year)
- Ordinary income: 132.5 billion yen (a 13.6 billion yen or 9.3% decrease year-over-year)
- Net income: 79.2 billion yen (a 8.3 billion yen or 9.5% decrease year-over-year)

[Changes in Dividends]

	Dividends per Share		
	First Half of the Fiscal Year	End of the Fiscal Year	Fiscal Year Total
Fiscal Year Ending March 31, 2006	3,000 yen	3,500 yen	6,500 yen
Fiscal Year Ending March 31, 2007	3,500 yen	(3,500 yen)	(7,000 yen)

(Note) The figure shown in ( ) brackets is the current forecast.

Attachment 5

[TRANSLATION]

November 8, 2006
Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company will issue domestic straight bonds, as follows:

1. Name of the Bonds	Central Japan Railway Company Unsecured Straight Bonds - Twenty-Sixth Series (Ranking *pari passu* among the Bonds)	Central Japan Railway Company Unsecured Straight Bonds - Twenty-Seventh Series (Ranking *pari passu* among the Bonds)
2. Aggregate Principal Amount	JPY20,000,000,000	JPY30,000,000,000
3. Sales Price	JPY99.92 per each Bond of JPY100	JPY99.93 per each Bond of JPY100
4. Interest Rate	2.04%	2.39%
5. Subscription Yield	2.048% (simple interest)	2.395% (simple interest)
6. Redemption Date (Maturity)	October 19, 2018	September 18, 2026
7. Issue Date	November 20, 2006	November 20, 2006
8. Lead Managers	Mizuho Securities Co., Ltd. Nomura Securities Co., Ltd.	Mizuho Securities Co., Ltd. Daiwa Securities SMBC Co., Ltd.
9. Rating	Aa2 (Moody's) AA (R&I)	Aa2 (Moody's) AA (R&I)

End of Document

Attachment 6

[TRANSLATION]

December 15, 2006

To whom it may concern:

Name of Company: Central Japan Railway Company
(Code: 9022, First Section of the TSE, OSE and NSE)

[Amendment]
Notice of Partial Amendment to the "Attached Material"
of the Brief Announcement of the Semi-Annual Consolidated Financial Statements
for the Fiscal Year Ended March 31, 2007
and the Supplementary Material for the Interim Financial Results
for the Fiscal Year Ended March 31, 2007

We hereby inform you of the partial amendment to the "Attached Material" of the brief announcement of the semi-annual consolidated financial statements for the fiscal year ended March 31, 2007 released on October 27, 2006 and the supplementary material for the interim financial results for the fiscal year ended March 31, 2007 released on October 30, 2006, as follows. The amended parts have been underlined.

1. Amendment to the "Attached Material" of the brief announcement of the semi-annual consolidated financial statements for the fiscal year ended March 31, 2007

(1) Amended parts:
The amount of increase or decrease of the cash and cash equivalents at the end of the current interim fiscal year, compared with the previous fiscal year-end, stated in "2. Status of cash flows, etc." on p. 10 (Japanese version) of the brief announcement of the semi-annual consolidated financial statements for the fiscal year ended March 31, 2007

(2) Before and after amendment:

Before amendment	After amendment
<u>Decrease of 148.1 billion yen</u>	<u>Decrease of 96.2 billion yen</u>

2. Amendment to the supplementary material for the interim financial results for the fiscal year ended March 31, 2007

(1) Amended parts:
The figures in the graph (transportation volume of the Tokaido Shinkansen for September 2006) on p. 7 (Japanese version) of the supplementary material for the interim financial results for the fiscal year ended March 31, 2007

(2) Before and after amendment:

Before amendment	After amendment
<u>95 (105)</u>	<u>96 (106)</u>

<Contact information for the above matter>
Public Relations Department of
Central Japan Railway Company
Attn: Owada / Matoba
Telephone number: 052-564-2549